UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF JANUARY 2010

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Explanatory Note

We, Xinyuan Real Estate Co. Ltd., are a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended. As such, we are required to file with the Securities and Exchange Commission (“SEC”) only annual reports on Form 20-F. We also furnish certain additional information to the SEC under cover of Form 6-K, including unaudited interim financial information. We are not required to file unaudited consolidated financial statements for interim periods with the SEC and generally do not do so. However, we have filed a registration statement on Form F-3 (Registration No. 333-160518) (the “F-3 Registration Statement”) with the SEC and, to update the financial information included in the F-3 Registration Statement, we are furnishing to the SEC with this report on Form 6-K (the “6-K Report”) containing our unaudited consolidated financial statements as of and for the nine months ended September 30, 2009 and our Operating and Financial Review and Prospects (which we called “Management’s Discussion and Analysis of Financial Condition and Results of Operations”) for the nine months ended September 30, 2009.

This 6-K Report is hereby incorporated by reference into (1) the F-3 Registration Statement originally filed on July 10, 2009, as amended, and into the prospectus contained in the foregoing registration statement, (2) the registration statement of Xinyuan on Form S-8 (Registration Number 333-152637), and (3) any outstanding prospectus, offering circular or similar document issued or authorized by Xinyuan that incorporates by reference any of Xinyuan’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this 6-K Report shall be deemed a part of each such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Xinyuan under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Definitions

Unless otherwise indicated and except where the context otherwise requires, references in this report to:

•

“we,” “us,” “our company,” “our,” “the Group” or “Xinyuan” refers to Xinyuan Real Estate Co., Ltd., its predecessor entities and its subsidiaries and, in the context of describing our operations and consolidated financial data, also includes Xinyuan Real Estate, Ltd. and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this 6-K Report only, Taiwan, Hong Kong and Macau;

•	“GFA” refers to gross floor area. The amounts for “total GFA” in this report are the amounts of total saleable residential and commercial GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on the sales contracts relating to such property; GFA may be adjusted based on final examination upon delivery of the property;

•

for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

•	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection; and

•	“RMB” or “Renminbi” refers to the legal currency of China and “US$” or “U.S. dollars” refers to the legal currency of the United States.

At present, there is no uniform standard to categorize the different types and sizes of cities in China. In this report, we refer to certain larger and more developed cities as Tier I and Tier II cities based on the categorization used by the CIHAF Valuation Report on Real Estate Investment in PRC Cities published by China Real Estate Business, an authoritative real estate publication in China, YUBO Media and Institute of Finance and Trade Economics of Chinese Academy of Social Sciences. Based on this approach, there are currently four Tier I cities and 35 Tier II cities in China.

Forward Looking Information

This 6-K Report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or negatives of such expressions. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our expectations with respect to our ability to acquire adequate suitable land use rights for future development; and

•	our belief with respect to market opportunities in, and growth prospects of, Tier II cities in China.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. However, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. Among the important factors to consider in evaluating our forward-looking statements are:

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project development;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets and expand our operations;

•	our ability to maintain strict cost control;

•	our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations;

•	competition from other real estate developers;

•	the growth of the real estate industry in China, particularly Tier II cities;

•	fluctuations in general economic and business conditions in China;

•	fluctuations of interest rates in China; and

•	PRC laws, regulations and policies relating to real estate developers and the real estate industry in China.

You should read thoroughly this report with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additional factors could also adversely impact our business and financial performance, including the risk factors described under Item 3. D. “Key Information -Risk factors” of our Annual Report on Form 20-F, as amended, for the year ended December 31, 2008 (our “2008 Form 20-F”) and in this 6-K Report and other reports on Form 6-K that are incorporated into the F-3 Registration Statement. The risk factors described herein and therein are not exhaustive. Other sections of our 2008 Form 20-F include additional factors that could adversely impact our business and financial performance. You should read the forward-looking statements in this report in conjunction with the risk factors disclosed in Item 3.D. “Key Information – Risk Factors” of our 2008 Form 20-F and other risks and factors outlined in our other filings with the SEC. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This 6-K Report may also contain third party data relating to the real estate industry in China that includes projections based on a number of assumptions. The real estate industry in China may not grow at the rates projected by market data, or at all. The failure of this market to grow at projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ form the projections based on these assumptions. You should not place undue reliance on these forward looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as otherwise required by applicable securities laws.

RISK FACTORS

Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.

Our property development business is capital intensive. To date, we have funded our operations primarily through bank borrowings, shareholder loans, proceeds from sales and pre-sales of our properties and proceeds from issuance of equity and debt securities. We obtain commercial bank financing for our projects through credit lines extended on a case-by-case basis. Our ability to secure sufficient financing for land use rights acquisition and property development and repayment of our existing onshore and offshore debt obligations depends on a number of factors that are beyond our control, including lenders’ perceptions of our creditworthiness, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies or the property purchasers. Since 2003, commercial banks have been prohibited under guidelines of the People’s Bank of China, or PBOC, from advancing loans to fund the payment of land use rights and projects can be only partially funded based on loan-to-value ratios. In January 2010, the PRC State Council issued a circular to control the recent rapid increase in housing prices. The circular instructed PBOC and the China Banking Regulatory Commission to tighten the supervision of the bank lending to real estate sector. Subsequently, PBOC raised the reserve requirement ratio for commercial banks by 0.5%, the first increase since June 2008. The increase in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China, including us. We generate significant cash flow through pre-sales, which are subject to government restrictions. Any potential government restrictions on pre-sales could significantly increase our financing needs. Moreover, our ability to move cash through inter-company transfers or transfer funds from onshore subsidiary to offshore parent company is limited by PRC government regulations, limiting our ability to use excess cash resources in one subsidiary to fund the obligations of another subsidiary or the offshore parent company. In particular, the PRC regulations on the pre-sales of properties generally provides that the proceeds from the pre-sales of a real estate project may only be used for the construction of such project.

As of September 30, 2009, our contractual obligations amounted to US$639.7 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. Of this amount, US$540 million is due within one year. In addition, in the last four months of 2009, we acquired five parcels of land total with an aggregate consideration of RMB2,329.4 billion (US$341.0 million), of which we have already paid RMB1,303.1 billion (US$190.8 million) as of December 31, 2009 and are required to pay off the remaining balance by May 2010. Moreover, our US$75.0 million floating rate notes will be due in April 2010 and the holder of our US$25.0 million convertible notes has the right to demand us to repurchase such convertible notes at 120% of the principal amount (plus accrued and unpaid interest) on June 15, 2010, unless we have exercised our redemption right to redeem such convertible notes upon a change in tax laws or regulations.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. We may choose to explore potential refinancing arrangements with holders of our floating rate notes or convertible notes as well as other potential investors. Our failure to obtain adequate financing or refinance our floating rate notes or convertible notes in a timely manner and on reasonable terms could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.

The PRC government has recently introduced certain policy and regulatory measures to control the rapid increase in housing prices and cool down the real estate market and may adopt further measure in the future.

Along with the economic growth in China, investments in the property sectors have increased significantly in the past few years. In response to concerns over the scale of the increase in property investments, the PRC government has implemented measures and introduced policies to curtail property development and promote the healthy development of the real estate industry in China. Since the second half of 2009, the PRC real estate market has experienced strong recovery from the financial crisis and housing prices rose rapidly in certain cities.

On January 7, 2010, the general office of the PRC State Council issued a circular to all ministries and provincial-level local governments. Such circular aimed to control the rapid increase in housing prices and cool down the real estate market in China. It reiterated that the purchasers of a second residential property for their households must make down payment of no less than 40% of the purchasing price and real estate developers must commence the sale within the mandated period as set forth in the pre-sale approvals and at the publicly announced prices. The circular also requested the local government to increase the effective supply of low-income housing and ordinary commodity housing and instructed the PBOC and the China Bank Regulatory Commission to tighten the supervision of the bank lending to real estate sector and mortgage financing. The PBOC subsequently increased the reserve requirement ratio for commercial banks by 0.5% on January 18, 2010. It is possible that the government agencies may adopt and implement further measures (e.g., raising interest rate) to implement the policies outlined in this circular.

        The PRC government’s policy and regulatory measures on the PRC real estate sector could limit our access to required financing and other capital resources, adversely affect the property purchasers’ ability to obtain mortgage financing or significantly increase the cost of mortgage financing, reduce market demand for our properties and increase our operating costs. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures, which could substantially reduce pre-sales of our properties and cash flow from operations and substantially increase our financing needs, which would in turn materially and adversely affect our business, financial condition, results of operation and prospects.

Our proposed acquisition of the 55% equity interest in Jiantou Xinyuan is subject to a public listing and auction process for the transfer of state-owned assets, unless the sellers obtain government approval for exemption from the process. If we are required to participate in the auction process, we cannot assure you that we will win the auction process to acquire such the equity interest at the terms we previously negotiated with the sellers, or at all.

On September 25, 2009, we, through our indirectly wholly owned subsidiary Henan Xinyuan, entered into an Equity Transfer and Profit Distribution Agreement, or ETA, with Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd., or collectively the Sellers, to acquire their 55% interest in Jiantou Xinyuan, or the 55% Equity. We currently own the remaining 45% equity interest in Jiantou Xinyuan through Henan Xinyuan.

As the Sellers are state-owned enterprises, our proposed acquisition of the 55% Equity is deemed a transfer of state-owned assets, which under the PRC laws and regulations are required to be sold or disposed of through a public listing and auction process unless a proposed sale or disposal has been exempted by the relevant authority from such listing and auction process. Under the ETA, the Sellers are responsible for obtaining the government approvals necessary for the transfer, including, if available, an exemption of the proposed transfer of the 55% Equity as contemplated under the ETA from the public listing and auction process. The Sellers have not obtained from the Zhengzhou municipal administration of state-owned assets an exemption of the proposed transfer.

Accordingly, we currently anticipate that the Sellers will be required to list the 55% Equity in the local assets and equity exchange for a competitive auction and determine the purchaser of, and the transfer price for, the 55% Equity based on the results of such auction. The listing price will be based on an independent asset appraisal. We currently intend to participate in the auction process to make a bid based on the purchase price agreed in the ETA, but we cannot guarantee you that we will win the auction. As an existing shareholder of Jiantou Xinyuan, Henan Xinyuan is entitled to a right of first refusal on the sale of the 55% Equity. If any third party bidder participates in the auction, we currently plan to exercise such right to match any reasonable competitive bid that exceeds our bid price. However, even if we manage to win the auction for the 55% Equity, regardless of whether or not through exercising our right of first refusal, we cannot assure you that the final purchase price for the 55% Equity will not exceed the price as provided in the ETA or that the other terms of the final purchase will not be different from the terms we agreed with the Sellers in the ETA. Furthermore, we might decide not to enter the auction process, or exercise our right of first refusal with respect to the 55% Equity, if we determine that the listing price or the price bid by a third party is unreasonably high. In such an event, we would not acquire the 55% Equity and, depending on the results of the auction, we may have joint ownership of Jiantou Xinyuan with one or more new joint venture partners with whom we may not be familiar. If we do not develop and maintain a good relationship with such new partner(s), Jiantou Xinyuan’s results of operations may be adversely affected, which in turn may adversely affect our results of operations.

We or Jiantou Xinyuan may suffer a penalty or even forfeit land to the PRC government if we or Jiantou Xinyuan fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts.

According to the relevant PRC laws and regulations, if we fail to develop a property project according to the terms of the land use rights grant contract, including those relating to the payment of land premiums, specified use of the land and the time for commencement and completion of the property development, the PRC government may issue a warning, may impose a penalty or may order us to forfeit the land. Specifically, under current PRC laws and regulations, if we fail to pay land premiums in accordance with the payment schedule set forth in the relevant land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us, impose late payment penalties or even require us to forfeit the related land to the PRC government. The late payment penalties are usually calculated based on the overdue days for the land premium payments. Furthermore, if we fail to commence development within one year after the commencement date stipulated in the land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us and impose an idle land fee on the land of up to 20% of the land premium. If we fail to commence development within two years, the land will be subject to forfeiture to the PRC government, unless the delay in development is caused by government actions or force majeure. Even if the commencement of the land development is compliant with the land use rights grant contract, if the developed GFA on the land is less than one-third of the total GFA of the project or the total capital invested is less than one-fourth of the total investment of the project and the suspension of the development of the land continues for more than one year without government approval, the land will also be treated as idle land and be subject to penalty or forfeiture. We and Jiantou Xinyuan, an entity in which we currently hold a 45% interest, have made late payments of land premiums in the past. Although we and Jiantou Xinyuan were imposed penalties for these late payments, neither we nor Jiantou Xinyuan have been required to forfeit land.

        We have been informed by Jiantou Xinyuan that it had not timely made land premium payments of RMB 111.5 million (US$16.3 million) under two land use rights grant contracts it entered with the Zhengzhou municipal land bureau, subjecting Jiantou Xinyuan to late payment penalties accruing from June 2008 of 0.1% per day of the amount in arrears. The Zhengzhou municipal land bureau requested that Jiantou Xinyuan pay the overdue land premium by September 30, 2009. Jiantou Xinyuan paid the overdue land premium in September 2009 and therefore should not be required to forfeit the two parcels of land due to late payment.

In December 2009, the Zhengzhou municipal finance bureau notified Jiantou Xinyuan that it must pay all late payment penalties accrued up to September 30, 2009, estimated to be RMB 52 million (US$7.5 million), subject to final confirmation of the amount by the municipal government. Accordingly, in its interim financial statements for the nine months ended September 30, 2009, Jiantou Xinyuan recorded US$7.5 million in penalty charges. These charges reduced our 45% share in income in Jiantou Xinyuan by $3.4 million to US$2.4 million for such nine-month period. If the final penalties paid by Jiantou Xinyuan exceed the amount reflected in its nine month financial statements, our share of income from Jiantou Xinyuan could be further adversely affected as the property is developed and sold.

Moreover, we cannot assure you that circumstances leading to significant delays in our own land premium payments or development schedules or forfeiture of land will not arise in the future. If we, or Jiantou Xinyuan, pay a substantial penalty, we, or Jiantou Xinyuan, may not be able to meet pre-set investment targeted returns for a given project and our financial conditions could be adversely affected. If we, or Jiantou Xinyuan, forfeit land, we, or Jiantou Xinyuan, will not only lose the opportunity to develop the property projects on such land, but may also lose a significant portion of the investment in such land, including land premium deposits and the development costs incurred.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the information under “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, as amended, and our interim financial information included elsewhere in this 6-K Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in our 2008 Form 20-F.

Operating Results

Overview

We are a fast growing residential real estate developer that focuses on Tier II cities in China. We focus on developing medium to large scale, quality residential projects aimed at providing middle-income consumers with a comfortable and convenient community life. Since our inception in 1997, we have completed nineteen projects with total GFA of 1,591,130 square meters. Since 2006, we have expanded our operations outside of Zhengzhou and we are currently developing and planning projects in seven Tier II cities. As of September 30, 2009, we had seven projects in six cities with estimated total GFA of 1,874,456 square meters under construction and planning, of which five projects with estimated total GFA of 1,389,324 square meters were under construction. From September to December 2009, we acquired five parcels of land with an aggregate site area of 371,000 square meters and an aggregate estimated buildable GFA of 1,018,000 square meters.

Our revenue, derived primarily from sales of residential real estate, has increased from US$142.4 million in 2006 to US$309.7 million in 2007 and to US$356.6 million in 2008. Our net income/(loss) was US$16.1 million, US$45.7 million, and US$(23.6) million, respectively, for the same periods. For the nine months ended September 30, 2008 and 2009, our revenue was US$295.8 million and US$259.9 million, respectively, and our net income was US$53.9 million and US$17.0 million, respectively. We acquire land primarily through auctions of government land. This acquisition method allows us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

The most significant factors that directly or indirectly affect our financial performance and results of operations are:

•	Economic growth and demand for residential property in China

•	PRC government policies and regulations, including tax guidelines and lending polices for real estate sector

•	Number, type and location of our property developments

•	Availability and cost of financing

•	Acquisition of land use rights in target markets

•	Changes in the price of raw materials and labor costs

•	Our execution capability to support business expansion

We hold a 45% interest in a joint venture company, Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., or Jiantou Xinyuan, which as of September 30, 2009 had completed four projects with total GFA of 471,965 square meters. One additional project was are under construction with an estimated total GFA of 93,944 square meters. One project is under planning with estimated total GFA of 194,117 square meters. All of Jiantou Xinyuan’s projects are located in Zhengzhou.

On September 25, 2009, we, through our indirectly wholly owned subsidiary Henan Xinyuan Real Estate Co., Ltd., or Henan Xinyuan, entered into an Equity Transfer and Profit Distribution Agreement, or ETA, with Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd., or collectively, the Sellers, to acquire their 55% equity interest in Jiantou Xinyuan.

As the Sellers are state-owned enterprises, our proposed acquisition of the Sellers’ 55% equity interest in Jiantou Xinyuan, or the 55% Equity, is deemed as a transfer of state-owned assets. Under PRC laws and regulations governing transfers of state-owned assets, state-owned assets, including state-owned equity interests, are required to be sold or disposed through a public listing and auction process, unless a proposed sale or disposition has been exempted by the relevant authority. Under the ETA, the Sellers are responsible for obtaining any governmental approvals necessary for the transfer, including, if available, an exemption from the public listing and auction process. At the time we signed the ETA, based on the assessment of the Sellers regarding expected timing and the likelihood of obtaining an exemption from the public listing and auction process, it was anticipated that the acquisition could be completed by the end of 2009. The Zhengzhou municipal administration of state-owned assets, or Zhengzhou SASAC, however, has not granted an exemption for our acquisition of the 55% Equity and, accordingly, the Sellers would be required to complete the public listing and auction process. Due to the mandatory procedures and the uncertainties involved in the listing and auction process as well as the governmental approvals required prior to the commencement of the auction process, we cannot predict the exact timing that would be required to complete the process or whether we will actually be selected as the winning bidder for the 55% Equity in the listing and auction process. Any closing of the proposed acquisition of the 55% Equity pursuant to the ETA will be subject to customary closing conditions, including, in the absence of an exemption of the public listing and auction process, our being the successful bidder in any required auction process. For more information on the proposed acquisition of the 55% Equity and financial information, see our report on Form 6-K furnished to the SEC on September 30, 2009 and all amendments thereto.

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the Tier II cities where we operate. As of September 30, 2009, 99.7% of the units in our completed projects have been sold. Although we experienced less demand during the fourth quarter of 2008 and the first quarter of 2009 due to the impact of the global financial crisis, we expect continuing economic growth in China, rising disposable income levels and population growth in Tier II cities to support demand for residential properties over the next few years.

PRC government policies and regulations

Our business and results of operations are significantly affected by PRC government policies and regulations, particularly those that relate to land sales and development, project and consumer financing, property sales and transfers, property taxation and residential property prices.

Since 2004, due to concerns that investment in the PRC property market may become excessive, the PRC government introduced a series of measures to curb speculative investments in the property market, regulate real estate project lending and promote the development of more low-and mid-priced housing. These policies have included, among others, clarification of the measurement and enforcement of land appreciation tax, or LAT, 40% minimum down payment for any purchase of second or subsequent residential property, the increase of the loan interest rate for such purchases to no less than 110% of the benchmark interest rate, the tightening of money supply and the lifting of bank lending rates.

However, due to the financial crisis beginning in late 2008, the PRC government introduced an offsetting stimulus package, which included the reduction of deed taxes for first-time purchasers of ordinary residential property of less than 90 square meters, the waiver of stamp duty fees for individuals who are purchasing or selling ordinary residential properties, and the exemption of LAT for individuals who are selling ordinary residential properties, among other benefits.

In late 2009, the PRC real estate market recovered and housing prices rose rapidly in certain cities. In this connection, the general office of PRC State Council issued a circular on January 7, 2010 which aimed to control the rapid increase in housing prices and cool down of the real estate market. Among other matters, the circular reiterated that purchasers of a second residential property for their households must make down payments of no less than 40% of the purchasing price, and that real estate developers who have received approval to sell property must commence the sale within the mandated period at the price they have publicly announced. The circular also requested the local government to increase the effective supply of low income housing and ordinary commodity housing and instructed the PBOC and the China Banking Regulatory Commission to tighten the supervision of bank lending to real estate sector. On January 18, 2010, the PBOC decided to tighten the credit supply by increasing the reserve requirement ratio for commercial banks by 0.5%, which was the first increase since June 2008.

We believe it is in the PRC government’s interest to stabilize the market, and the urbanization process and the continuous increase of disposable income will continue to support the long-term growth of China’s real estate market, so we expect that the government will maintain policies that will foster long-term healthy growth and curb potential bubbles in the market. However, there can be no assurance that the PRC government will not adopt further measures in the near future that may adversely affect our business and financial performance.

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted in recent years to tighten and then loosen mortgage lending rules. For example, the minimum down payment required for residential properties of 90 square meters or more was increased from 20% to 30% of the purchase price in 2006. In September 2007, the minimum down payment for any second or subsequent purchase of residential property was increased to 40% of the purchase price where the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase may not be less than 110% of the People’s Bank of China, or PBOC, benchmark rate of the same term and category. Effective as of December 20, 2008, when purchasing a second property to improve their living conditions, residents who have already purchased, with mortgages, an “ordinary property for self-use” that is smaller than the average size for their locality are entitled to the preferential loan interest rate and down payment ratio available to first-time purchasers of residential property. The down payment ratio, the loan interest rate and the size of mortgage financing are important factors that affect our results of operations.

The PRC government will also from time to time introduce sales tax incentives or disincentives to either stimulate or dampen demand. For example, the required holding period for avoidance of tax on capital gains on sale of real estate was extended in December 2009 from 2 years to 5 years in an effort to reduce alleged speculation

Number, type and location of our property developments

The amount of revenue we record in any given period is affected by a number of factors, including the number, type and location of properties we have under construction and their stage of completion, whether the completed units have been sold and the realized selling prices for such units. The average selling prices of our projects vary depending on the types and sizes of the units sold and on the location of the projects. As the overall development moves closer to completion, the sales prices tend to increase because a more established residential community is offered to purchasers. The type of property development affects the estimated construction period of the project, which largely determines the revenue recognition method we apply. Revenue recognized in any period under the full accrual method depends on the number, aggregate GFA and average selling prices of units completed and sold during the period. Revenue recognized in any period under the percentage of completion method depends on contracted sales of units in the relevant project and the completion progress of a project (measured by the ratio of cost incurred to total estimated cost). As the completion and sales of our projects are not spread evenly over time, our results of operations may differ significantly from period to period.

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. In the wake of the global financial and economic crisis, the PBOC reduced the reserve requirement ratio imposed on banks several times in late 2008 from 17.5% to 15.5%. However after maintaining the reserve requirement at 15.5% for approximately 12 months, the PBOC announced that the reserve requirement was increased to 16% starting January 2010, thus impacting the total amount of bank loans available to the real estate industry. These changes in the availability of bank loans may affect our ability to obtain sufficient funding from banks to finance our business expansion.

The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of the cost of our land use rights to fund project development after we receive the required permits. Interest rates on our commercial bank borrowings vary and are linked to benchmark lending rates published by the PBOC. The PBOC decreased the benchmark lending rate five times in 2008. For instance, the one-to-three-year benchmark lending rate was decreased from 7.29% on September 16, 2008 to 5.40% per annum on December 23, 2008. In 2007, we issued US$75 million principal amount of floating rate notes, which bear interest at a variable rate based on LIBOR plus 6.8% per annum, and US$25 million principal amount of convertible notes, which bear interest at 2% per annum. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and our outstanding borrowing.

Acquisition of land use rights in target markets

Our business model depends to a large extent on our ability to acquire land use rights for development sites and proceed quickly with construction to shorten our development cycle. As a consequence, we are frequently surveying the market for attractive development opportunities in our target Tier II cities. Under current regulations and market practice, land use rights for residential development purposes may be acquired from local governments through a competitive auction or other bidding process, in which the minimum reserve price is determined based on the appraised value. Land use rights may also be acquired in the secondary markets. Land use rights prices vary significantly from city to city.

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites in Tier II cities increases, the auction mechanism tends to lead to higher market-clearing prices, which has led to increasing land use rights costs. Land use rights costs, including auction price and taxes, constituted 41.5% and 43.5% of our cost of revenue for the nine months ended September 30, 2008 and 2009, respectively. We have noted that land use rights costs stabilized in the Tier II cities where we have operations due to softness in the market during the fourth quarter of 2008 and the first quarter of 2009. However, in late 2009, land use rights costs started to increase again due to the recovery of the real estate market in China and sudden rise in housing prices in certain cities. The land cost of the five parcels of land acquired from September to December 2009 is expected to account for 43.5% of total project cost.

Increases in the price of raw materials and labor costs

We outsource the design and construction of our property developments to third-party service providers. Our third-party contractors are responsible for providing labor and procuring a majority of the raw materials used in our project developments. Our construction contracts typically provide for fixed or capped payments, but the payments are subject to changes in certain cases, such as changes in government-suggested steel prices. The increase in labor costs and the price of raw materials like steel could result in an increase in our construction costs. In addition, the increase in the price of raw materials, such as cement, concrete blocks and bricks, in the long run could be passed on to us by our contractors, which could increase our construction costs. Any input cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou into other Tier II cities, including Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, and Suzhou and Kunshan in Jiangsu Province. In the fourth quarter of 2009, we acquired land in Xuzhou in Jiangsu Province and plan to expand into additional Tier II cities as suitable opportunities arise. The development of real estate projects outside Zhengzhou will impose significant demand on our management and other operational resources. Moreover, we will face additional competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of these Tier II cities has its own market conditions, customer requirements and local regulations related to the real estate industry. The success of our business expansion depends on our ability to develop, market, and deliver quality development projects on time. The progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. For instance, we are not permitted to commence pre-sales until we have reached certain milestones in the construction progress for a project. Thus, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns and financial position.

Selected Statement of Operation Items

Revenues

Our revenues are derived mainly from the development and sale of real estate. In addition, we generate a small percentage of revenue from leasing ancillary facilities and residential units in certain of our residential developments, as well as from the provision of related services, including property management and real estate agency services.

	Nine Months Ended September 30,
	2008		2009
	US$	%	US$	%
	(US$ in thousands, except for percentages)
Real estate sales	292,414	98.9	254,462	97.9
Real estate leasing	128	0.0	212	0.1
Other revenue	3,269	1.1	5,213	2.0

Total revenues	295,811	100.0	259,887	100.0

Real Estate Sales

Real estate sales represent revenues from the sales of residential properties we develop. Throughout this filing, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$17.7 million and US$15.0 million for the nine months ended September 30, 2008 and 2009, respectively.

In the first nine months of 2008, we recognized revenue from Suzhou Lake Splendid, Suzhou Colorful Garden, Suzhou International City Garden, Zhengzhou Commercial Plaza, Zhengzhou Xinyuan Colorful Garden, Hefei Wangjiang Garden, Jinan Elegant Scenery, and Jinan International City Garden under the percentage of completion method. The full accrual method was applied to the remainder of our projects, including Jinan City Family and Zhengzhou Xinyuan Splendid I. In the nine months ended September 30, 2009, we recognized no revenues under the full accrual method, and we recognized revenues from Suzhou Lake Splendid, Suzhou Colorful Garden, Suzhou International City Garden, Kunshan International City Garden, Zhengzhou Commercial Plaza, Zhengzhou Xinyuan Colorful Garden, Hefei Wangjiang Garden, Jinan Elegant Scenery, Jinan International City Garden and Chengdu Xinyuan Splendid I under the percentage of completion method.

Real Estate Leasing

Real estate leasing revenues represent the income from the rental of ancillary facilities, including kindergarten, elementary school, clubhouse and parking facilities, in a number of our developments. We also lease a small number of residential units owned by us.

Other Revenue

Other revenue consists primarily of fees received for our property management services, landscaping and computer network engineering and other real estate-related services that we provide to residents and purchasers of our residential units.

Cost of Revenues

The following table sets forth a breakdown of our cost of revenues for the nine month period ended September 30, 2008 and 2009.

	Nine Months Ended September 30,
	2008		2009
	US$	%	US$	%
	(US$ in thousands, except for percentages)
Cost of real estate sales
Land use rights costs	91,301	41.5	92,148	43.5
Construction costs	125,923	57.2	113,570	53.6
Total	217,224	98.7	205,718	97.1
Cost of real estate leasing	296	0.1	441	0.2
Other costs	2,628	1.2	5,714	2.7

Total costs of revenue	220,148	100.0	211,873	100.0

Cost of Real Estate Sales

Cost of real estate sales consist primarily of land use rights costs and construction costs. Impairment charges, if any, are also recorded under cost of real estate sales. Cost of real estate sales are capitalized and allocated to development projects using the specific identification method. When the full accrual method of revenue recognition is applied, costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project costs. When the percentage of completion method of revenue recognition is applied, capitalized costs are released to our statement of operations based on the completion progress of a project.

Land use rights cost. Land use rights costs include the amount we pay to acquire land use rights for our property development sites, plus taxes. We acquire our development sites mainly by competitive bidding at public auctions of government land. Our land use rights costs for different projects vary according to the size and location of the site and the minimum reserve price for the site, all of which are influenced by government policies, as well as prevailing market conditions. Our land use rights costs have increased in the past few years due several factors including geographic expansion into certain higher priced markets, generally rising prices in each of our served markets, and increased competition from a growing number of bidders at government land auctions.

Construction cost. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for fixed or capped payments which cover substantially all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$23.7 million and US$23.6 million for the nine months ended September 30, 2008 and September 30, 2009, respectively.

Future losses and impairment charges. When the profitability of a project deteriorates due to a slow down in the sales pace or some other factors, this indicates that there may be a possible future loss on delivery and potential impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss. Then the assets will be written down to its estimated fair value. We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace, actual average selling prices sales of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon the projected rate of unit sales, estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be expended in the future, including, but not limited to, home construction, construction overheads, sales and marketing, sales taxes and interest costs.

Our determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we review each of our projects for impairments on a quarterly basis. There were no projects that had evidence of impairment during the nine months ended September 30, 2008 or 2009. However, we did recognize an impairment of US $55 million on the Suzhou International City Garden project in the fourth quarter of 2008. See also “—Critical Accounting Policies” for our policy on impairment of long-lived assets.

As of September 30, 2009, we tested all of our active projects, consisting of projects under construction or planning, for impairment. Our testing indicated that the undiscounted cash flows of all of our projects exceeded their related carrying value, and accordingly, none of the projects were considered impaired.

Cost of Real Estate Leasing

Our cost of real estate leasing consists primarily of depreciation expenses and maintenance expenses associated with the leased properties. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of our properties held for lease are 20 years.

Other Costs

Other costs represent costs incurred in connection with the property management services, real estate agency services and other property related services that we provide to residents and purchasers of our developments.

Selling and Distribution Expenses

Our selling and distribution expenses include:

•	advertising and promotion expenses, such as print advertisement costs, billboard and other display advertising costs, and costs associated with our showrooms and illustrative units;

•	staff costs, which consist primarily of salaries and sales commissions of 0.45% of contracted sales of our sales personnel;

•	for 2009, agency commissions of approximately 1.2% on outsourced project sales; and

•	other related expenses.

As of September 30, 2009, we employed 35 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;

•	traveling and entertainment expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

Interest Income

Interest income represents interest earned on our bank balances.

Interest Expenses

Interest expenses include (i) interest paid on our bank borrowings and other indebtedness, including our floating rate notes and convertible notes issued in April 2007, (ii) amortization of warrants and debt issuance cost, (iii) accretion of discount from embedded derivatives and (iv) change in fair value of embedded derivatives, all net of amounts capitalized to construction costs. The floating rate notes bear interest at the adjustable annual rate of six-month LIBOR plus 6.8%, while the convertible notes bear interest at the fixed annual rate of 2%. The rates of interest payable on our floating rate notes are variable. Interest rates on our bank borrowings, all of which are granted by PRC commercial banks and denominated in RMB, are typically variable and linked to benchmark rates published by PBOC. Our weighted average interest rate on short-term bank loans as of September 30, 2009 was 6.18%. As of September 30, 2009, the PBOC benchmark rate for a one-year loan was 5.31% per annum and those for loans of more than one year ranged from 5.40% to 5.94% per annum.

Share of Income in Equity Investee

Share of income in equity investee represents profit associated with our 45% equity interest in Jiantou Xinyuan. Under the relevant joint venture agreement, we share the profit or loss of Jiantou Xinyuan according to our equity interest percentage. In the nine months ended September 30, 2009, Jiantou Xinyuan completed three projects, had two projects under construction and had one project under planning. Our share of income from Jiantou Xinyuan for the nine months ending September 30, 2008 and September 30, 2009 was US$10.5 million and US$2.4 million, respectively.

Change in Fair Value of Derivative Liabilities

We have issued warrants to Series A preference shareholders and floating rate note holders, which are accounted for as derivative liabilities. The warrants issued to the holders of our floating rate notes entitle such holders to purchase our common shares at 80% of the initial public offering price per common share in December 2007, or US$5.60 per share.

Under US GAAP, we are required to recognize the fair value of the outstanding warrants as a liability on our balance sheet. We determine the fair value of the warrants on a quarterly basis using the Black-Scholes valuation method with increases/decreases in value resulting in a charge/credit to other income/expense.

For the nine months ended September 30, 2009, due to the increase in the market price of our common shares to US$2.32 per share, or US$4.64 per ADS, as of September 30, 2009 from US$1.22 per share, or US$2.44 per ADS, as of December 31, 2008, the valuation of the warrants and associated liabilities increased by US$0.2 million, from US$0.2 million to US$0.4 million, which was recorded as change in fair value of derivative liabilities in our September 30, 2009 results. During the nine months ended September 30, 2008, due to the decrease in the market price of our common shares to US$1.73 per share, or US$3.46 per ADS, as of September 30, 2008 from US$7.12 per share, or US$14.23 per ADS as of December 31, 2007, the valuation of the warrants and associated liabilities decreased by US$16.1 million, from US$16.6 million to US$0.5 million, which was recorded as other income in our September 30, 2008 results.

Income Taxes

The following table sets forth the components of income taxes for the nine month periods ended September 30, 2008 and 2009.

	Nine Months Ended September 30,
	2008		2009
	US$ (in thousands)%		US$ (in thousands)%
Corporate income tax	6,587	35.1	5,338	40.5
Land appreciation tax	4,450	23.7	1,585	12.0
Deferred tax expense	7,722	41.2	6,242	45.5
Income taxes	18,759	100.0	13,165	100.0

For an explanation of deferred tax expense, see Notes 2(t) and 12 of the interim consolidated financial statements included in this 6-K Report. For a discussion of corporate income tax and land appreciation tax, see below.

Corporate Income Tax and Tax Uncertainty Benefit

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

People’s Republic of China

In general, enterprises in the PRC are subject to income tax at a statutory rate of 25%. In 2006, 2007 and 2008, in accordance with local provisional tax regulations in Henan province, the local tax authority in Zhengzhou determined that the taxable income of our PRC subsidiaries in Henan province should be deemed at 12% or 14% of their total cash receipts from sales of residential units. Total cash receipts include cash receipts proceeds from pre-sales of our properties that are recorded as customer deposits, which partly comprise mortgage loan proceeds received in our account from mortgage lending banks. The Zhengzhou local tax authority has provisionally confirmed that it applied the same levy method to our PRC subsidiaries located in Henan province for the year ended December 31, 2008. For our subsidiaries located in Shandong, Jiangsu, Anhui and Sichuan provinces, income tax is levied at the statutory rate of 25% on income as reported in the statutory financial statements after appropriate tax adjustments for the year ended December 31, 2008.

The Zhengzhou and other local tax authorities are entitled to re-examine taxes paid in prior years under the levy method described above; however, they have not indicated whether they will do so. We have made full provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis has been treated as an unrecognized tax uncertainty benefit under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ,” as codified in ASC 740-10 “Income Tax” (“ASC 740-10”), which has a balance of USD 13.0 million as of September 30, 2009. The increase related to current year tax positions arises primarily from foreign exchange movements. We believe this treatment is appropriate due to the possibility of reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, as the local authorities have indicated that they will apply the regulation in the same manner in 2009.

Land Appreciation Tax

Under PRC laws and regulations, our PRC subsidiaries engaging in property development are subject to LAT, which is levied by the local tax authorities upon the “appreciation value” as defined in the relevant tax laws. All taxable gains from the sale or transfer of land use rights, buildings and related facilities in China are subject to LAT at progressive rates that range from 30% to 60%. Certain exemptions are allowed for sales of ordinary residential properties if the appreciation value does not exceed a threshold specified in the relevant tax laws. Gains from sales of commercial properties are not eligible for this exemption. Whether a property qualifies for the ordinary residential property exemption is determined by the local government taking into consideration the property’s plot ratio, aggregate GFA and sales price.

The Zhengzhou local tax authority did not impose the LAT on real estate companies until September 2004. Since September 2004, it has levied LAT at fixed rates of 0.8% and 1% on total cash receipts from sales, including pre-sales, of our residential units and commercial properties (which comprised certain retail space within our residential developments), respectively, rather than applying the progressive rates to the appreciation value. The State Administration of Taxation issued the Notice on the Administration of the Settlement of Land Appreciation Tax of Property Development Enterprises on December 28, 2006 and the Provisions on Administration of the Settlement of Land Appreciation Tax on May 12, 2009. These regulations provide further clarification on the payment and settlement of LAT.

We have responded by making provision for LAT on all projects completed since the date of incorporation. We have accrued all LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities. Provision for LAT on projects completed in prior years is charged as income tax in year 2006. In prior years, we recognized LAT as an expense upon completion of our projects based on the rate of 0.8% or 1%, as applicable, of cash receipts imposed by the local tax authority. As of December 31, 2005 our prepaid LAT balances of US$284,028, which represent amounts we had paid to local tax authorities based on cash receipts associated with the properties pre-sold during those periods, were included in other deposits and prepayments in our consolidated balance sheets, before the relevant projects were completed. Once the projects were completed, the relevant prepaid LAT balances were recorded as income tax expense.

Share-based compensation expense

We adopted our 2007 equity incentive plan for our directors, management, employees and consultants and for employees of our equity investee in August 2007. On August 11, 2007, we granted share options awards for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08. These options have various vesting periods ranging from 10 to 60 months, and will vest only if the holder is still a director or an employee or an affiliate of our company at the time of the relevant vesting. These awards commenced vesting in December 2008 and will expire no later than August 10, 2017.

In November 2007, we adopted our 2007 long term incentive plan for our directors, management and key employees of both our company and our equity investee under which we are authorized to grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10 million common shares at prevailing market prices. On November 5, 2007, we granted options for an aggregate of 2,441,844 common shares at an exercise price of US$7 per share, representing the per-common share equivalent of the initial public offering, or IPO, price of the ADSs, taking into account the ADS to common share conversion ratio. These options have commenced vesting and have vesting periods of up to 36 months, and will expire no later than the 10th anniversary of the date of grant.

In July 2008, under the 2007 long term incentive plan, we granted stock options for an aggregate of 360,000 common shares to our employees, at a weighted average exercise price of US$2.98. These options have a vesting period of either 33 months or 36 months and will expire no later than July 1, 2018 and will vest only if the holder is still a director or an employee or an affiliate of our company at the time of the relevant vesting.

In March 2009, under the 2007 long term incentive plan, we granted share options to purchase up to 500,000 common shares to an employee, at an exercise price equal to the market price of our common shares on the grant date (US$1.87 per share). These options have a weighted average grant date fair value of US$1.255 per option, and a total expected compensation cost, net of expected forfeitures, of US$564,750. These options have vesting periods based on length of service of 36 months and will expire no later than March 31, 2019.

In August 2009, under the 2007 long term incentive plan, we granted share options to purchase up to 100,000 common shares to an employee, at an exercise price equal to the market price of our common shares on the grant date (US$1.30 per share). These options have a weighted average grant date fair value of US$2.12 per option, and a total expected compensation cost, net of expected forfeitures, of US$190,800. These options have vesting periods of 27 months and will expire no later than August 11, 2019.

Results of Operations

The following table presents a summary of our consolidated statements of operations by amount and as a percentage of our total revenues during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Nine Months Ended September 30,
	2008		2009
	US$ in thousands	%	US$ in thousands	%
Revenues	295,811	100.0	259,887	100.0
Cost of revenues	(220,148)	(74.4)	(211,873)	(81.5)

Gross profit	75,663	25.6	48,014	18.5
Selling and distribution expenses	(11,257)	(3.8)	(6,152)	(2.4)
General and administrative expenses	(25,549)	(8.6)	(14,929)	(5.7)

Operating income	38,857	13.1	26,933	10.4
Interest income	2,805	0.9	1,421	0.5
Exchange gains	4,422	1.5	58	0.0
Other expenses	—	—	(383)	(0.1)
Share of income in equity investee	10,487	3.5	2,423	0.9
Change in fair value of derivative liabilities	16,098	5.4	(273)	(0.1)

Income from operations before income taxes	72,669	24.6	30,179	11.6
Income taxes	(18,759)	(6.3)	(13,165)	(5.1)

Net income	53,910	18.2	17,014	6.5

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

Revenues

Revenues decreased by US$35.9 million, or 12.1%, to US$259.9 million for the nine months ended September 30, 2009 from US$295.8 million for the nine months ended September 30, 2008.

Real estate sales

Revenue from real estate sales decreased by US$38.0 million, or 13.0%, to US$254.5 million for the nine months ended September 30, 2009 from US$292.4 million for the nine months ended September 30, 2008, primarily due to significantly reduced real estate sales across all projects in the first quarter of 2009 resulting from a weak residential real estate market in China. The significant decline in real estate sales in the first quarter of 2009 was partially offset by a modest recovery in the second and third quarters of 2009. In the nine months ended September 30, 2009, we recognized revenues from Suzhou Lake Splendid, Suzhou Colorful Garden, Suzhou International City Garden, Kunshan International City Garden, Zhengzhou Commercial Plaza, Zhengzhou Colorful Garden, Hefei Wangjiang Garden, Jinan City family, Jinan Elegant Scenery, Jinan International City Garden and Chengdu Xinyuan Splendid I under the percentage of completion method.

Full accrual method revenues

Revenue from the sale of properties where the construction period, the period from the construction permit award date to the unit delivery date, is expected to be 12 months or less, is recognized by the full accrual method when the sale is consummated and the unit has been delivered. A sale is considered to be consummated when the sales price has been paid, any permanent financing for which we are responsible has been arranged, all conditions precedent to closing have been performed, we do not have any substantial continuing involvement with the unit and the usual risks and rewards of ownership have been transferred to the buyer. Costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project cost. For these projects, our policy is that cash payments received from the buyer are recorded as a deposit liability and costs are capitalized as incurred, up to when the sale is consummated and the unit has been delivered.

Delivery and closing take place only after the local government has certified that the building is completed and ready for habitation (comparable to a certificate of occupancy in the United States) and the following events have occurred:

•

The sales department has determined that the sales contract is signed, the sales tax invoice is properly issued, the purchaser is physically present and the purchaser’s identification cards are checked;

•	All consideration has been paid by the purchaser; and

•	The unit has been inspected and accepted by the purchaser.

The following table sets forth for the nine months ended September 30, 2008 and 2009 the aggregate GFA and the related revenues recognized under the full accrual method by project:

Project	Total GFA (1)	GFA Delivered for Nine Months Ended September 30,		Percentage of Total GFA Delivered as of September 30,		Revenues Recognized for Nine Months Ended September 30,
		2008	2009	2008	2009	2008		2009
	m²	m²	m²	%(2)%		US$	%(3)	US$	%
Henan Segment
Zhengzhou Xinyuan Splendid I	62,623	1,211	—	99.9%	100.0%	911,759	0.3%	—	—
Zhengzhou City Family	39,392	3,338	—	100.0%	100.0%	1,642,120	0.6%	—	—
Shandong Segment
Jinan City Family	71,067	4,849	—	100.0%	100.0%	1,826,019	0.6%	—	—

Total	173,082	9,398	—			4,379,898	1.5%	—	—

(1)	The amounts for “total GFA” in this table are the amounts of total saleable GFA and are derived on the following basis:

•	% for properties that are sold, the stated GFA is based on the sale contracts relating to such property;

•

% for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

•	% for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection.
(2)	Percentage of total GFA delivered is the total GFA delivered as of a period end divided by the project’s total GFA.
(3)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under full accrual method and under percentage of completion method.

Percentage of completion method revenues

Revenue from the sale of properties where the construction period is expected to be more than 12 months is recognized by the percentage of completion method on the sale of individual units based on the completion progress of a project, as described below.

We apply the percentage of completion method to projects with an expected construction period of over 12 months, not including any unforeseen delay or delays beyond our control. For these projects, our policy is that cash payments received from the buyers are initially recorded as customer deposits, and costs are capitalized as incurred.

Revenue and profit from the sale of these development properties are recognized by the percentage of completion method on the sale of individual units when the following conditions are met:

•	Construction is beyond a preliminary stage;

•	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit;

•	Sufficient units have already been sold to assure that the entire property will not revert to rental property;

•	Sales prices are collectible; and

•	Aggregate sales proceeds and costs can be reasonably estimated.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts. Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method for the nine months ended September 30, 2008 and 2009.

Project	Total GFA	Percentage of Completion as of September 30,		Percentage Sold- Accumulated as of September 30,		Revenues Recognized for Nine months ended September 30,
		2008	2009	2008	2009	2008		2009
	m²	% (1)%		%(2)%		US$	%(3)	US$	%
Chengdu Segment
Chengdu Xinyuan Splendid I	230,893	52.7	64.1	1.5	27.1	1,425,111	0.5	27,200,261	10.7
Jiangsu Segment
Suzhou International City Garden	205,161	73.6	72.4	6.5	19.0	13,834,709	4.7	17,822,644	7.0
Suzhou Lake Splendid	196,920	94.0	99.6	93.7	99.1	52,505,684	18.0	7,131,419	2.8
Suzhou Colorful Garden	80,474	85.7	98.6	49.6	84.1	35,363,547	12.1	25,226,658	9.9
Kunshan International City Garden	497,076	45.9	54.2	0.8	17.6	1,913,762	0.7	42,153,955	16.6
Shandong Segment
Jinan Elegant Scenery	100,217	95.5	99.8	99.1	99.8	20,946,633	7.2	1,244,460	0.5
Jinan International City Garden	264,412	73.9	93.6	60.9	90.1	84,096,304	28.8	61,265,819	24.1
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,782	72.4	88.5	15.7	62.7	20,056,612	6.9	63,703,504	25.0
Zhengzhou Commercial Plaza	67,173	90.1	96.3	91.4	97.0	18,794,398	6.4	1,847,716	0.7
Anhui Segment
Hefei Wangjiang Garden	145,452	87.2	100.0	98.8	99.6	39,096,474	13.4	6,864,999	2.7

Total	1,979,560					288,033,234	98.5	254,461,435	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our interim financial statements as of and for the nine months ended September 30, 2009.
(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our interim financial statements as of and for the nine months ended September 30, 2009.
(3)	Percentage of all real estates sales revenues for the financial year, including revenues recognized under full accrual method and under percentage of completion method.

The following table sets forth the square meters sold and average selling price per square meter by each project, each reportable segment and on a consolidated basis for the nine months ended September 30, 2008 and 2009.

	For Nine Months Ended September 30,
	2008			2009
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Chengdu region
Chengdu Xinyuan Splendid I	2,847,623	9,021	316	43,442,266	65,941	659

Total	2,847,623	9,021	316	43,442,266	65,941	659
Jiangsu region
Suzhou International City Garden	19,903,277	17,785	1,119	22,712,627	20,265	1,121
Suzhou Lake Splendid	28,302,817	26,363	1,074	4,573,644	4,341	1,054
Suzhou Colorful Garden	43,260,212	38,114	1,135	23,293,119	19,736	1,180
Kunshan International City Garden	4,405,382	5,060	871	81,545,038	103,909	785

Total	95,871,688	87,322	1,098	132,124,428	148,251	891
Shandong region
Jinan Elegant Scenery	15,293,083	18,428	830	387,556	412	942
Jinan International City Garden	113,366,987	141,191	803	49,062,013	63,914	768
Jinan City Family	142,746	222	643	—	—	—

Total	128,802,816	159,841	806	49,449,569	64,326	769
Henan region
Zhengzhou Xinyuan Colorful Garden	29,172,386	33,799	863	70,242,737	80,831	869
Zhengzhou Commercial Plaza	10,927,663	13,591	804	1,212,202	478	2,534
Zhengzhou Xinyuan Splendid I	1,025,320	1,211	847	—	—	—
Zhengzhou City Family	1,898,241	3,338	569	—	—	—

Total	43,023,610	51,939	828	71,454,939	81,309	879
Anhui region
Hefei Wangjiang Garden	28,584,019	41,811	684	223,766	282	793

Total	28,584,019	41,811	684	223,766	282	793

Grand Total	299,129,755	349,934	855	296,694,968	360,109	824

The total square meters sold increased to 360,109 square meters for the nine months ended September 30, 2009 from 349,934 square meters for the nine months ended September 30, 2008. The overall aggregate average selling price per square meter for the nine months ended September 30, 2009 decreased to US$824 from US$855 for the nine months ended September 30, 2008. The price decrease was primarily due to a weak residential real estate market in China in the first three months of 2009, resulting in price reductions to stimulate customer demand, largely offset by a recovery in the second and third quarters in 2009. Lower sales of higher-priced, mature projects (i.e. Suzhou Lake Splendid and Suzhou Colorful Garden) were partially offset by growth in lower-priced, newer projects (i.e. Kunshan International City Garden and Chengdu Xinyuan Splendid I), which also contributed to the decrease in the overall average selling price per square meter.

Chengdu region. In the third quarter of 2008, we commenced sales of our first project in the Chengdu region, Chengdu Xinyuan Splendid I. The square meters sold for the nine months ended September 30, 2009 increased to 65,941 square meters from 9,021 square meters for the nine months ended September 30, 2008. The average selling price per square meter for the nine months ended September 30, 2009 increased to US$659 from US$316 for the nine months ended September 30, 2008. The increase in square meters sold and average selling price resulted from the fact that we commenced sales of this project in September 2008 amidst market weakness with aggressive introductory pricing to gain sales momentum.

Jiangsu region. The square meters sold for the nine months ended September 30, 2009 increased to 148,251 square meters from 87,322 square meters for the nine months ended September 30, 2008. The average selling price per square meter for the nine months ended September 30, 2009 decreased to US$891 from US$1,098 for the nine months ended September 30, 2008. The average selling price decrease from 2008 to 2009 resulted from a change in project mix as we started sales of lower-priced Kunshan International City Garden and sales of higher-priced mature projects (i.e. Suzhou Lake Splendid and Suzhou Colorful Garden) were weak.

Shandong region. The square meters sold for the nine months ended September 30, 2009 decreased to 64,326 square meters from 159,841 square meters for the nine months ended September 30, 2008, due to softer demand for Jinan International City Garden and the completion of sales of Jinan Elegant Scenery. The average selling price per square meter for the nine months ended September 30, 2009 decreased to US$769 from US$806 for the nine months ended September 30, 2008, primarily due to price discounts to stimulate customer demand on Jinan International City Garden.

Henan region. The square meters sold for the nine months ended September 30, 2009 increased to 81,309 square meters from 51,939 square meters for the nine months ended September 30, 2008. The average selling price per square meter for the nine months ended September 30, 2009 increased to US$879 from US$828 for the nine months ended September 30, 2008, primarily due to higher sales of Zhengzhou Xinyuan Colorful Garden in the nine months ended September 2009.

Anhui region. The square meters sold for the nine months ended September 30, 2009 decreased to 282 square meters from 41,811 square meters for the nine months ended September 30, 2008 as the only active project in that region, Hefei Wangjiang Garden, was almost sold out by the end of 2008. The average selling price per square meter for the nine months ended September 30, 2009 increased to US$793 from US$684 for the nine months ended September 30, 2008.

Real estate leasing

Real estate leasing income increased by US$83,293, or 64.9%, to US$211,723 for the nine months ended September 30, 2009 from US$128,430 for the nine months ended September 30, 2008. The increase was primarily due to an increase in leasing of parking spaces.

Other revenue

Other revenue increased by US$1.9 million, or 59.4%, to US$5.2 million for the nine months ended September 30, 2009 from US$3.3 million for the nine months ended September 30, 2008. The increase primarily resulted from expanded operations from our property management services. Specifically, during the nine month period ended September 30, 2009, we delivered five projects, Hefei Wangjiang Garden, Jinan Elegant Scenery, Jinan International City Garden, Suzhou Lake Splendid and Zhengzhou Commercial Plaza. Our property management arm provides property management services for all of the five projects.

Cost of revenue

Cost of revenue decreased by US$8.3 million, or 3.8%, to US$211.9 million for the nine months ended September 30, 2009 from US$220.1 million for the nine months ended September 30, 2008.

Cost of real estate sales

Cost of real estate sales decreased by US$11.5 million, or 5.3%, to US$205.7 million for the nine months ended September 30, 2009 from US$217.2 million for the nine months ended September 30, 2008. Total land use rights cost increased by US$0.8 million, or 0.9%, from US$91.3 million (41.5% of cost of real estate sales) for the nine months ended September 30, 2008 to US$92.1 million (43.5% of cost of real estate sales) for the nine months ended September 30, 2009. The construction cost, including capitalized interest, decreased by US$12.4 million, or 9.8%, to US$113.6 million for the nine months ended September 30, 2009 from US$125.9 million for the nine months ended September 30, 2008.

Cost of real estate leasing

Cost of real estate leasing increased by US$0.1 million, or 48.9%, to US$0.4 million for the nine months ended September 30, 2009 from US$0.3 million for the nine months ended September 30, 2008. The increase was primarily due to greater depreciation cost from an increase of properties held for lease.

Other costs

Other costs increased US$3.1 million, or 117.5%, to US$5.7 million for the nine months ended September 30, 2009 as compared to US$2.6 million for nine months ended September 30, 2008. US$2.0 million of the increase was due to spending for property management at the five projects delivered in the first half of 2009. US$1.9 million of the increase was due to a payment of compensation to some customers for late delivery of residences at Suzhou Colorful Garden, as we slowed construction activities in late 2008 and early 2009 to match construction spending with contract sales proceeds.

Gross profit

Gross profit decreased by US$27.6 million, or 36.5%, to US$48.0 million for the nine months ended September 30, 2009 from US$75.7 million for the nine months ended September 30, 2008. Gross profit margin was 18.5% for the nine months ended September 30, 2009 compared to a gross profit margin of 25.6% for the nine months ended September 30, 2008. Gross profit margin decrease was primarily due to increased land use rights costs and construction costs as a percentage of sales on the new Chengdu, Suzhou, and Kunshan projects.

Selling and distribution expenses

Selling and distribution expenses decreased by US$5.1 million, or 45.3%, to US$6.2 million for the nine months ended September 30, 2009 from US$11.3 million for the nine months ended September 30, 2008. The decrease was primarily due to a US$3.3 million reduction in advertising expenses and a US$0.9 million decrease in promotion expenses. We began effective cost control measures in 2009, and employed a new sales outsourcing plan in the second quarter of 2009. As a percentage of revenue, selling and distribution expenses decreased to 2.4% for the nine months ended September 30, 2009 from 3.8% for the nine months ended September 30, 2008. As revenue expands in the future, we expect selling and distribution expenses as a percentage of revenue to be flat or decrease slightly.

General and administrative expenses

General and administrative expenses decreased by US$10.7 million, or 41.7%, to US$14.9 million for the nine months ended September 30, 2009 from US$25.6 million for the nine months ended September 30, 2008. In the first nine months of 2009, our stock option expenses decreased by US$4.7 million due primarily to forfeitures by departing employees (US$2.8 million), and the completion of vesting of certain options to executives (US$1.9 million). Headcount reductions also led to a US$3.3 million decrease in salary and welfare expenses. We also experienced lower consulting fees by US$1.1 million due to reduced utilization of professional services.

As a percentage of revenue, general and administrative expenses decreased to 5.7% in the nine months ended September 30, 2009 from 8.6% in the nine months ended September 30, 2008. As we do not expect substantial increases in headcount in the foreseeable future, general and administrative expenses as a percentage of revenue is expected to decrease further with expanded revenue in the future.

Interest income

Interest income decreased by US$1.4 million, or 49.3%, to US$1.4 million for the nine months ended September 30, 2009 from US$2.8 million for the nine months ended September 30, 2008. The decrease was mainly due to the lower interest rate in the nine months ended September 30, 2009.

Interest expenses

All interest costs were capitalized for the nine months ended September 30, 2008 and September 30, 2009. Total gross interest costs incurred amounted to US$23.6 million for the nine months ended September 30, 2009, including US$19.4 million of interest on loans, US$0.4 million of accretion of discount arising from embedded derivative on convertible notes, US$2.7 million of accretion of discount arising from warrants and embedded derivative on floating rate notes and US$1.1 million of amortization of debt issuance costs. In the nine months ended September 30, 2008, the gross interest costs of US$23.7 million consisted of similar components.

Exchange gains

For the nine months ended September 30, 2009, we recorded an unrealized foreign exchange gain of US$0.06 million, as compared to US$4.4 million in the nine months ended September 30, 2008, arising from translating certain U.S. dollar-denominated debts into Renminbi using the exchange rate at the balance sheet date. The reduction in exchange gains was due to the stability of the exchange rates between the U.S. dollar and the Renminbi during the period.

Share of income in an equity investee

Share of income in equity investee represents profit associated with our 45% equity interest in Jiantou Xinyuan. We recorded income of US$2.4 million for the nine months ended September 30, 2009, compared to income of US$10.5 million for the nine months ended September 30, 2008. Our equity investee, Jiantou Xinyuan, recognized net income of US$5.4 million during the nine months ended September 30, 2009, compared to net income of US$23.1 million during the nine months ended September 30, 2008. The decrease primarily resulted from a decrease in sellable units in 2009, which led to a significant reduction in Jiantou Xinyuan’s real estate revenues. The decrease also slightly reflects our 45% share of US$7.5 million in penalties incurred by Jiantou Xinyuan in the third quarter 2009 as a result of Jiantou Xinyuan’s late payment of land premiums.

Change in fair value of derivative liabilities

We issued warrants to Series A preference shareholders and our floating rate notes holders, which were accounted for as derivative liabilities. The warrants issued to our floating rate notes holders entitle them to purchase our common shares at 80% of the price per common share sold to the public in our initial public offering in December 2007, or US$5.6 per share. During the nine months ended September 30, 2009, due to the increase in our stock price, the fair value of such warrants increased by US$0.2 million, from US$0.2 million to US$0.4 million, which was charged to our earnings in 2008 and 2009. During the nine months ended September 30, 2008, due to the decrease in our stock price, the fair value of such warrants decreased by US$16.1 million, from US$16.6 million to US$0.5 million, which was recorded to our earnings in our September 30, 2008 results.

Income taxes

Income taxes decreased by US$5.6 million, or 29.8%, to US$13.2 million for the nine months ended September 30, 2009 from US$18.8 million for the nine months ended September 30, 2008. The decrease was primarily due to a decrease in our pre-tax income. Our effective tax rate increased to 43.6% for the nine months ended September 30, 2009, from 25.8% for the nine months ended September 30, 2008. The difference in effective tax rate primarily resulted from the change in fair value of warrant liabilities and the effect of a new PRC tax interpretation as described below.

We recognized a $0.3 million non-deductible expense arising from the change in fair value of warrant liabilities for the nine month period ended September 30, 2009, compared to $16.1 million non-taxable income for the nine month period ended September 30, 2008. This led to an increase in the effective tax rate of 10.1%.

We incurred a US$2.1 million tax charge related to our 2008 China tax returns filed in the second quarter of 2009. The adjustment resulted primarily from a one-time tax charge based on a central government interpretation, which was clarified during the second quarter of 2009. According to the new interpretation, provisional deemed profit tax payments made prior to January 1, 2008, when tax rates were at 33%, will be considered final and not subject to adjustment for the new tax rate of 25% effective January 1, 2008. Prior to the release of the new interpretation, we accounted for income taxes on pre-sales as prepaid taxes, measured at the applicable current tax rate in the year pre-sales occurred. Prepaid taxes then were credited against subsequent tax obligations when sales were finalized. As a result of the release of the new interpretation, we are no longer entitled to credit prepaid taxes against subsequent tax obligations to the extent prepaid taxes were assessed based on a tax rate in excess of the tax rate applicable in the year the sales are finalized (i.e. 33% prepaid tax will now be credited based on a tax cost of 25%). This led to an increase in the effective tax rate of 7%.

Net income

Net income decreased by US$336.8 million, or 68.5%, from US$53.9 million for the nine months ended September 30, 2008 to US$17.0 million for the nine months ended September 30, 2009.

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As presentation of segment information for each property development would not be meaningful, we have aggregated our segments into the following reporting segments: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan, Shandong Province, (iii) property developments in Suzhou and Kunshan, Jiangsu Province, (iv) property developments in Hefei, Anhui Province, (v) property developments in Chengdu, Sichuan Province and (vi) property management services and other real estate-related services we provide.

	Nine Months Ended September 30,
	2008	2009
	(US$ in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	41,691	66,348
Total cost of revenues	(29,781)	(55,643)
Gross profit	11,910	10,705
Gross margin	28.6%	16.1%
Operating income	1,660	1,762
Jinan, Shandong
Total revenue	107,410	62,385
Total cost of revenues	(83,697)	(53,379)
Gross profit	23,713	9,006
Gross margin	22.1%	14.4%
Operating income	20,219	7,225
Suzhou and Kunshan, Jiangsu
Total revenue	103,556	92,187
Total cost of revenues	(75,736)	(72,002)
Gross profit	27,820	20,185
Gross margin	26.9%	21.9%
Operating income	20,597	15,938
Hefei, Anhui
Total revenue	39,044	6,880
Total cost of revenues	(27,297)	(4,289)
Gross profit	11,747	2,591
Gross margin	30.1%	37.7%
Operating income	10,550	2,239
Chengdu, Sichuan
Total revenue	1,387	27,144
Total cost of revenues	(1,652)	(22,852)
Gross profit (loss)	(265)	4,292
Gross margin	(19.2)%	15.8%
Operating income (loss)	(3,527)	3,166
Others
Total revenue	2,723	4,943
Total cost of revenues	(1,985)	(3,708)
Gross profit	738	1,235
Gross margin	27.1%	25.0%
Operating loss	(10,642)	(3,397)

Nine Months ended September 30, 2009 Compared to Nine Months ended September 30, 2008

Zhengzhou, Henan. Total revenues increased by US$24.7 million, or 59.1%, from US$41.7 million for the nine months ended September 30, 2008 to US$66.3 million for the nine months ended September 30, 2009. The increase was primarily due to expanded sales from Henan Colorful Garden. The gross profit for this region was US$10.7 million in the nine months ended September 30, 2009, representing a decrease of US$1.2 million, or 10.1%, as compared to US$11.9 million in the nine months ended September 30, 2008. The decrease in gross profit resulted from mix as the higher margin Zhengzhou Commercial Plaza sold out during the period while the lower margin, higher land use right cost Zhenzhou Xinyuan Colorful Garden grew substantially. Net operating income was US$1.8 million for the nine months ended September 30, 2009, increased from US$1.7 million in the nine months ended September 30, 2008. Such increase was due to the lower operating expenses of US$1.3 million, largely offset by the decrease in gross profit as described above.

Jinan, Shandong. Total revenues decreased by US$45.0 million, or 41.9%, from US$107.4 million for the nine months ended September 30, 2008 to US$62.4 million for the nine months ended September 30, 2009. The decrease was primarily due to a reduction in sellable units during the nine months ended September 30, 2009. Revenue during the nine months ended September 30, 2008 was mainly derived from Jinan Elegant Scenery and Jinan International City Garden, while in the nine months ended September 30, 2009 the only project with remaining sellable units was Jinan International City Garden as Jinan Elegant Scenery sold out during the period. The projects in the Jinan, Shandong segment generated a gross profit of US$9.0 million, or gross margin of 14.4%, in the nine months ended September 30, 2009. Net operating income was US$7.2 million for the nine months ended September 30, 2009, down from US$20.2 million in the nine months ended September 30, 2008. Such decrease was due to the decrease in revenues as described above.

Suzhou and Kunshan, Jiangsu. Total revenues decreased by US$11.4 million, or 11.0%, from US$103.6 million for the nine months ended September 30, 2008 to US$92.2 million for the nine months ended September 30, 2009. The decrease primarily resulted from a reduction in sellable units due to completion of sales for the Suzhou Lake Splendid project. The gross profit for the Jiangsu segment was $20.2 million for the nine months ended September 30, 2009, compared to US$27.8 million for the nine months ended September 30, 2008. The gross margin decreased to 21.9% for the nine months ended September 30, 2009, from 26.9% for the nine months ended September 30, 2008, as a result of the higher land use right costs for new projects, Kunshan International City Garden and Suzhou International City Garden. The net operating income was US$15.9 million for the nine months ended September 30, 2009, compared to US$20.6 million for the nine months ended September 30, 2008, commensurate with the change in gross margin.

Hefei, Anhui. Total revenues decreased by US$32.2 million, or 82.4%, from US$39.0 million for the nine months ended September 30, 2008 to US$6.9 million for the nine months ended September 30, 2009. The decrease was due to completion of sales at the Hefei Wangjiang Garden project, the only project in the Anhui segment. This project generated a gross profit of US$2.6 million, or gross margin of 37.7%, in the nine months ended September 30, 2009, and net operating income of US$2.2 million in the nine months ended September 30, 2009, compared to net operating income of US$10.6 million in the nine months ended September 30, 2008.

Chengdu, Sichuan. Total revenues increased by US$25.8 million from US$1.4 million for the nine months ended September 30, 2008 to US$27.1 million for the nine months ended September 30, 2009. The increase was primarily due to our commencing sales of Chengdu Xinyuan Splendid I, the only project in the Chengdu, Sichuan segment, in September 2008. The project generated US$4.3 million of gross profit and US$3.2 million of net operating income for the nine months ended September 30, 2009, compared to US$0.3 million of gross loss and US$3.5 million of net operating loss for the nine months ended September 30, 2008. The loss in 2008 was mainly due to the payment of operating expenses prior to obtaining necessary selling permits at the beginning of the project.

Others. Other revenue of US$4.9 million for the nine months ended September 30, 2009 consisted of real estate-related services including, among others, property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$1.2 million, or gross margin of 25.0%, in the nine months ended September 30, 2009, compared to a gross profit of US$0.7 million in the nine months ended September 30, 2008. The increase primarily resulted from expanded operations from our property management services. Also included in Others were US$4.6 million of operating expenses related to selling and distribution expenses and general and administrative expenses in our head office, compared to US$11.4 million in the nine months ended September 30, 2008. The decrease primarily resulted from our efforts at cost controls.

The status of each of our projects under construction and under planning for the nine months ended September 30, 2009, which were accounted for using the percentage of completion method, are discussed below, as determined at the time of, and based on the same assumptions used in, the preparation of the interim financial statements for the nine months ended September 30, 2009.

Chengdu Xinyuan Splendid I

As of September 30, 2009 the cumulative cost incurred on the project was US$96.4 million relative to the total estimated cost of US$150.3 million. In the nine months ended September 30, 2009, we had contract sales of US$43.4 million with area sold of 65,941 square meters at an average selling price of US$659 per square meter. Sales for this project began in September 2008 and cumulative contract sales through September 30, 2009 were US$51.5 million with total area sold of 79,795 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$189.6 million, or US$180.1 million net of business tax, relative to the estimated total cost of US$150.3 million, generating a gross margin of 16.6%.

Suzhou International City Garden

As of September 30, 2009 the cumulative cost incurred on the project was US$146.1 million (net of impairment charges of US$51.5 million) relative to the total estimated cost of US$201.7 million. In the nine months ended September 30, 2009, we had contract sales of US$22.7 million with area sold of 20,265 square meters at an average selling price of US$ 1,121 per square meter. Cumulative contract sales through September 30, 2009 were US$51.5 million with total area sold of 46,321 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$271.0 million, or US$256.0 million net of business tax, relative to the estimated total cost of US$201.7 million, generating a gross margin of 21.2%.

Suzhou Lake Splendid

As of September 30, 2009 the cumulative cost incurred on the project was US$118.5 million relative to the total estimated cost of US$119.0 million. In the nine months ended September 30, 2009, we had contract sales of US$4.6 million with area sold of 4,341 square meters at an average selling price of US$1,054 per square meter. Cumulative contract sales through September 30, 2009 were US$186.7 million with total area sold of 195,088 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$188.5 million, or US$178.2 million net of business tax, relative to the estimated total cost of US$119.0 million, generating a gross margin of 33.2%.

Suzhou Colorful Garden

As of September 30, 2009 the cumulative cost incurred on the project was US$72.6 million relative to the total estimated cost of US$73.6 million. In the nine months ended September 30, 2009, we had contract sales of US$23.3 million with area sold of 19,736 square meters at an average selling price of US$1,180 per square meter. Cumulative contract sales through September 30, 2009 were US$79.8 million with total area sold of 68,857 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$94.9 million, or US$89.6 million net of business tax, relative to the estimated total cost of US$73.6 million, generating a gross margin of 17.8%.

Kunshan International City Garden

As of September 30, 2009 the cumulative cost incurred on the project was US$214.8 million relative to the total estimated cost of US$396.2 million. In the nine months ended September 30, 2009, we had contract sales of US$81.5 million with area sold of 103,909 square meters at an average selling price of US$785 per square meter. Sales for this project began in October 2008 and cumulative contract sales through September 30, 2009 were US$90.9 million with total area sold of 115,255 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$516.9 million, or US$488.7 million net of business tax, relative to the total estimated cost of US$396.2 million, generating a gross margin of 18.9%.

Jinan Elegant Scenery

As of September 30, 2009 the cumulative cost incurred on the project was US$59.1 million relative to total estimated cost of US$59.2 million. In the nine months ended September 30, 2009, we had contract sales of US$0.4 million with area sold of 412 square meters at an average selling price of US$942 per square meter. Cumulative contract sales through September 30, 2009 were US$76.1 million with total area sold of 100,037 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$76.2 million, or US$72.0 million net of business tax, relative to the estimated total cost of US$59.2 million, generating a gross margin of 17.8%.

Jinan International City Garden

As of September 30, 2009 the cumulative cost incurred on the project was US$153.6 million relative to total estimated cost of US$164.2 million. In the nine months ended September 30, 2009, we had contract sales of US$49.1 million with area sold of 63,914 square meters at an average selling price of US$768 per square meter. Cumulative contract sales through September 30, 2009 were US$188.1 million with total area sold of 238,913 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$208.9 million, or US$197.3 million net of business tax, relative to the total estimated cost of US$164.2 million, generating a gross margin of 16.8%.

Zhengzhou Xinyuan Colorful Garden

As of September 30, 2009 the cumulative cost incurred on the project was US$133.6 million relative to total estimated cost of US$150.9 million. In the nine months ended September 30, 2009, we had contract sales of US$70.2 million with area sold of 80,831 square meters at an average selling price of US$869 per square meter. Cumulative contract sales through September 30, 2009 were US$111.9 million with total area sold of 123,830 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$ 178.4 million, or US$169.5 million net of business tax, relative to the estimated total cost of US$150.9 million, generating a gross margin of 11.0%.

Zhengzhou Commercial Plaza

As of September 30, 2009 the cumulative cost incurred on the project was US$25.3 million relative to total estimated cost of US$26.3 million. In the nine months ended September 30, 2009, we had contract sales of US$1.2 million with area sold of 478 square meters at an average selling price of US$2,534 per square meter. Cumulative contract sales through September 30, 2009 were US$50.2 million with total area sold of 66,568 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$51.7 million, or US$48.9 million net of business tax, relative to the estimated total cost of US$26.3 million, generating a gross margin of 46.3%.

Hefei Wangjiang Garden

As of September 30, 2009 the cumulative cost incurred on the project was US$62.3 million relative to the total estimated cost of US$62.3 million. In the nine months ended September 30, 2009, we had contract sales of US$0.2 million with area sold of 282 square meters at an average selling price of US$793 per square meter. Cumulative contract sales through September 30, 2009 were US$91.6 million with total area sold of 145,455 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$92.0 million, or US$86.8 million net of business tax, relative to the estimated total cost of US$62.3 million, generating a gross margin of 28.2%.

The status of each of our projects under construction and under planning for the nine months ended September 30, 2008, which were accounted for using the percentage of completion method, are discussed below, as determined at the time of, and based on the same assumptions used in, the preparation of our interim financial statements as of and for the nine months ended September 30, 2008.

Chengdu Xinyuan Splendid I

As of September 30, 2008 the cumulative cost incurred on the project was US$74.8 million relative to the total estimated cost of US$141.9 million. In the nine months ended September 30, 2008, we had contract sales of US$2.8 million with area sold of 9,021 square meters at an average selling price of US$316 per square meter. Sales for this project began in September 2008.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$186.4 million, or US$177.1 million net of business tax, relative to the total estimated cost of US$141.9 million, generating a gross margin of 19.9%.

Suzhou International City Garden

As of September 30, 2008 the cumulative cost incurred on the project was US$192.8 million relative to the total estimated cost of US$262.0 million. In the nine months ended September 30, 2008, we had contract sales of US$19.9 million with area sold of 17,785 square meters at an average selling price of US$1,119 per square meter. Cumulative contract sales through September 30, 2008 were US$19.9 million with total area sold of 17,785 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$304.4 million, or US$287.5 million net of business tax, relative to the estimated total cost of US$262.0 million, generating a gross margin of 8.9%.

Suzhou Lake Splendid

As of September 30, 2008 the cumulative cost incurred on the project was US$ 112.1 million relative to the total estimated cost of US$119.3 million. In the nine months ended September 30, 2008, we had contract sales of US$ 28.3 million with area sold of 26,363 square meters at an average selling price of US$1,074 per square meter. Cumulative contract sales through September 30, 2008 were US$176.1 million with total area sold of 186,297 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$188.1 million, or US$177.8 million net of business tax, relative to the estimated total cost of US$ 119.3 million, generating a gross margin of 32.9%.

Suzhou Colorful Garden

As of September 30, 2008 the cumulative cost incurred on the project was US$62.0 million relative to the total estimated cost of US$72.3 million. In the nine months ended September 30 2008, we had contract sales of US$43.3 million with area sold of 38,114 square meters at an average selling price of US$1,135 per square meter. Cumulative contract sales through September 30, 2008 were US$47.3 million with total area sold of 41,123 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$95.2 million, or US$89.9 million net of business tax, relative to the estimated total cost of US$72.3 million, generating a gross margin of 19.6%.

Kunshan International City Garden

As of September 30, 2008 the cumulative cost incurred on the project was US$185.1 million relative to the total estimated cost of US$402.8 million. In the nine months ended September 30, 2009, we had contract sales of US$4.4 million with area sold of 5,060 square meters at an average selling price of US$871 per square meter. Sales for this project began in October 2008.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$564.1 million, or US$533.4 million net of business tax, relative to the total estimated cost of US$402.8 million, generating a gross margin of 24.5%.

Jinan Elegant Scenery

As of September 30, 2008 the cumulative cost incurred on the project was US$55.2 million relative to the total estimated cost of US$57.8 million. In the nine months ended September 30, 2008, we had contract sales of US$15.3 million with area sold of 18,428 square meters at an average selling price of US$830 per square meter. Cumulative contract sales through September 30, 2008 were US$73.8 million with total area sold of 98,887 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$74.5 million, or US$70.4 million net of business tax, relative to the estimated total cost of US$57.8 million, generating a gross margin of 17.8%.

Jinan International City Garden

As of September 30, 2008 the cumulative cost incurred on the project was US$ 116.3 million relative to the total estimated cost of US$157.3 million. In the nine months ended September 30, 2008, we had contract sales of US$113.4 million with area sold of 141,191 square meters at an average selling price of US$803 per square meter. Cumulative contract sales through September 30, 2008 were US$128.7 million with total area sold of 157,972 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$211.2 million, or US$199.5 million net of business tax, relative to the estimated total cost of US$157.3 million, generating a gross margin of 21.1%.

Zhengzhou Xinyuan Colorful Garden

As of September 30, 2008 the cumulative cost incurred on the project was US$105.0 million relative to the total estimated cost of US$145.1 million. In the nine months ended September 30, 2008, we had contract sales of US$29.2 million with area sold of 33,799 square meters at an average selling price of US$863 per square meter. Cumulative contract sales through September 30, 2008 were US$29.2 million with total area sold of 33,799 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$185.4 million, or US$176.1 million net of business tax, relative to the estimated total cost of US$145.1 million, generating a gross margin of 17.6%.

Zhengzhou Commercial Plaza

As of September 30, 2008 the cumulative cost incurred on the project was US$23.3 million relative to the total estimated cost of US$25.9 million. In the nine months ended September 30, 2008, we had contract sales of US$10.9 million with area sold of 13,591 square meters at an average selling price of US$804 per square meter. Cumulative contract sales through September 30, 2008 were US$ 46.6 million with total area sold of 64,523 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$50.1 million, or US$48.2 million net of business tax, relative to the estimated total cost of US$25.9 million, generating a gross margin of 46.3%.

Hefei Wangjiang Garden

As of September 30, 2008 the cumulative cost incurred on the project was US$53.9 million relative to the total estimated cost of US$61.9 million. In the nine months ended September 30, 2008, we had contract sales of US$28.6 million with area sold of 41,811 square meters at an average selling price of US$684 per square meter. Cumulative contract sales through September 30, 2008 were US$89.4 million with total area sold of 145,173 square meters.

We estimated that over the full life of the project we would achieve aggregate gross sales revenue of US$90.4 million, or US$85.3 million net of business tax, relative to the estimated total cost of US$61.9 million, generating a gross margin of 27.5%.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are inherently uncertain. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue and cost recognition

We apply either of two different methods for revenue recognition, full accrual or percentage of completion, depending on the expected construction period. For a discussion on our policy on impairment of long-lived assets, see “Operating Results—Selected Statement of Operation Items—Future losses and impairment charges” and “Impairment of long-lived assets”.

Full accrual method. Revenue from the sale of properties where the construction period, the period from the construction permit award date to the unit delivery date, is expected to be 12 months or less, is recognized by the full accrual method when the sale is consummated and the unit has been delivered. A sale is considered to be consummated when the sales price has been paid, any permanent financing for which we are responsible has been arranged, all conditions precedent to closing have been performed, we do not have any substantial continuing involvement with the unit and the usual risks and rewards of ownership have been transferred to the buyer. Costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project cost. For these projects, our policy is that cash payments received from the buyer are recorded as a deposit liability and costs are capitalized as incurred, up to when the sale is consummated and the unit has been delivered.

Delivery and closing take place only after the local government has certified that the building is completed and ready for habitation (comparable to a certificate of occupancy in the United States) and the following events have occurred:

•

The sales department has determined that the sales contract is signed, the sales tax invoice is properly issued, the purchaser is physically present and the purchaser’s identification cards are checked;

•	All consideration has been paid by the purchaser; and

•	The unit has been inspected and accepted by the purchaser.

Percentage of completion method. Revenue from the sale of properties where the construction period is expected to be more than 12 months is recognized by the percentage of completion method on the sale of individual units based on the completion progress of a project, as described below.

We apply the percentage of completion method to projects with an expected construction period of over 12 months, not including any unforeseen delay or delays beyond our control. For these projects, our policy is that cash payments received from the buyers are initially recorded as customer deposits, and costs are capitalized as incurred.

Revenue and profit from the sale of these development properties are recognized by the percentage of completion method on the sale of individual units when the following conditions are met:

•	Construction is beyond a preliminary stage;

•	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit;

•	Sufficient units have already been sold to assure that the entire property will not revert to rental property;

•	Sales prices are collectible; and

•	Aggregate sales proceeds and costs can be reasonably estimated.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts. Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

Our significant judgments and estimates related to applying the percentage of completion method include our estimates of the time necessary to complete the project, the total expected revenue and the total expected costs. Percentage of completion method requires us to re-evaluate our estimates of future revenues and costs on a quarterly basis project by project. Factors that are subject to uncertainties in our estimates include the expected future sales prices of the units, sales velocity rates and expected construction costs. These factors are subject to market conditions, including, but not limited to, availability of credit in the market for purchasers to obtain mortgage loans, commodities prices affecting construction materials, locations of future infrastructure improvements, and overall development in the immediate area surrounding the project. Cumulative revenue is determined by multiplying cumulative contract sales proceeds by cumulative incurred cost divided by total estimated project cost. Cumulative cost of sales is calculated by multiplying cumulative incurred cost by cumulative contract sales divided by total estimated project revenue. Whenever we make changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profits previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that we will have to sell units at a price less than our costs to develop them, we must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects we must also determine whether impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses.

For a further discussion on our policy on impairment of long-lived assets, see “Operating Results—Future losses and impairment charges” and “Impairment of long-lived assets”.

Interest capitalization

We obtain loans from banks and shareholders and we issue debt securities to finance projects and provide for working capital. We charge the borrowing costs related to working capital loans to interest expense when incurred and capitalize interest costs related to project developments as a component of the project costs.

The interest to be capitalized for a project is based on the amount of borrowings related specifically to such project. Interest for any period is capitalized based on the amounts of accumulated capital expenditures and the interest rate of the loans. Payments received from the pre-sales of units in the project are deducted in the computation of the amount of accumulated expenditures during a period. The interest capitalization period begins when expenditures have been incurred and activities necessary to prepare the asset (including administrative activities before construction) have begun, and ends when the project is substantially completed. Interest capitalized is limited to the amount of interest incurred.

The interest rate used in determining the amount of interest capitalized is the weighted average rate applicable to the project-specific borrowings. However, when accumulated expenditures exceed the principal amount of project-specific borrowings, we also capitalize interest on borrowings that are not specifically related to the project, at a weighted average rate of such borrowings.

Our significant judgments and estimates related to interest capitalization include the determination of the appropriate borrowing rates for the calculation, and the point at which capitalization is started and discontinued. Changes in the rates used or the timing of the capitalization period may affect the balance of property under development and the costs of sales recorded.

Income taxes

We have adopted the balance sheet approach for financial accounting and reporting for income taxes. We recognize:

•	the amount of taxes payable or refundable for the current fiscal year;

•	deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns; and

•	the difference between the taxes calculated based on our earnings at the statutory rates and the amounts charged by the local tax authorities based on our “deemed earnings.”

Our significant judgments and estimates include the allow-ability of deductible items for income tax purposes and other tax positions that we may take. Disagreements with the taxing authorities could subject us to additional taxes, and possibly, penalties.

The minimum amount of future taxable income that would have to be generated to realize the deferred tax assets is US$67.9 million. We believe that future pre-tax earnings for financial reporting purposes on existing projects are sufficient to generate that minimum amount of future taxable income.

Please see the more detailed discussion in note 12 to our consolidated financial statements included elsewhere in this filing.

Share-based payments

Under SFAS No. 123(R) “Share-Based Compensation”, as codified in ASC 718, “Compensation-Stock Compensation” we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of stock options and other equity awards on the date of the grant, with the compensation expense recognized over the requisite service period, which is generally the vesting period.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses various assumptions including assumptions regarding an average risk-free rate of return, expected term of the options, volatility rate of our shares and dividend yield.

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of China International Bond denominated in U.S. dollars as of the valuation date. The expected life of options represents the period of time the granted options are expected to be outstanding. We have not paid dividends in the past nor do we expect to pay dividends in the foreseeable future, therefore the dividend yield is set as zero. Since our stock has a limited trading history, the expected volatility we used in our calculations was based on the historical volatilities of comparable publicly traded companies engaged in similar business. Changes in these assumptions, or the expected forfeiture rate of share-based payments, can have a significant effect on the valuation of the awards, and the amount of expenses recognized in our income statement.

Tax contingency

We have evaluated the available evidence about (a) asserted and unsettled income tax contingencies and (b) unasserted income tax contingencies caused by uncertain income tax positions taken in our current tax treatments or our income tax returns filed with national and local tax authorities in the PRC and foreign tax authorities. The liability recorded in the consolidated financial statements for these income tax contingencies represents management’s estimate of the amount that is less than “more likely than not” to be upheld in an examination by the relevant taxing authorities, under the provisions of FIN 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”, as codified in ASC 740-10, “Income Tax” (“ASC 740-10”) .

Impairment of long-lived assets

We consider on a quarterly basis whether indicators of impairment of long-lived assets are present. These indicators include, but are not limited to, negative gross margins, decreases in the average selling price above 5% and increases in input costs above 5% related to the individual projects in each operating segment. The provisions of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, as codified in ASC 360, “Property, Plant and Equipment” (“ASC 360”), require that a two-step impairment test be performed on long-lived assets. In the first step, we test for recoverability of the assets by determining whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying value. If the estimated undiscounted cash flows are greater than the carrying value, the long-lived assets are considered not impaired and we are not required to perform further testing. If the estimated undiscounted cash flows are less than the carrying value, we must perform the second step of the impairment test, which is to recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values, if any. Our determination of fair value requires discounting the estimated cash flows for a project at a rate commensurate with the inherent risk associated with the related assets and estimated cash flows.

Both the undiscounted cash flows and the discount rate used in determining fair value are based on estimates. To project undiscounted cash flows, we use various factors as described above under “Future losses and impairment charges”, including the expected pace at which the planned units will be sold, the estimated net sales prices expected to be attained, and expected costs to be expended in the future, including, but not limited to, home construction, construction overhead, sales and marketing, sales taxes and interest costs. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, construction loans from Chinese banks, and proceeds from issuances of equity and debt securities.

	Nine Months Ended September 30,
	2008	2009
	(US$ in thousands)
Net cash (used in) provided by operating activities	(245,168)	145,678
Net cash used in investing activities	(6,746)	(368)
Net cash provided by (used in) financing activities	33,914	(63,066)
Net (decrease)/increase in cash and cash equivalents	(218,000)	82,244
Effect of exchange rate changes on cash and cash equivalents	10,726	105
Cash and cash equivalents at beginning of year	309,315	135,659
Cash and cash equivalents at end of year	102,041	218,008

Operating Activities

Net cash provided by operating activities was US$145.7 million for the nine months ended September 30, 2009, primarily attributable to US$17.0 million in net income and a US$132.9 million reduction in the balance of properties under development, as project input costs were reduced substantially in the first nine months of 2009 to better match with the GFA sales rate, partially offset by an increase in deposits and prepayments of US$9.3 million, reduction of accounts payable of US$6.8 million, income taxes payable of US$9.0 million and customer deposits of US$6.2 million.

Net cash used in operating activities was US$245.2 million for the nine months ended September 30, 2008, primarily attributable to US$298.3 million in property development spending, advances to suppliers of US$7.0 million, deposits and prepayments of US$10.3 million, and customer deposits of US$4.4 million. The amount of net cash used in our operating activities during such period was partly offset by net income of US$53.9 million and deferred taxation expenses associated with properties under development of US$8.2 million, as well as accounts payable of US$38.5 million.

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At September 30, 2008 and 2009, we recorded current liabilities consisting of customer deposits of US$22.6 million and US$8.0 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash used in investing activities was US$0.4 million in the nine months ended September 30, 2009, and was mainly attributable to US$0.3 million we used to purchase office equipment.

Net cash used in investing activities was US$6.7 million in the nine months ended September 30, 2008, and was mainly attributable to additions to properties held for lease on newly completed projects. These additions include parking facilities, clubhouses and others.

Financing Activities

Net cash used in financing activities was US$63.1 million in the nine months ended September 30, 2009, and was primarily attributable to repayment of short-term and long-term bank loans in the aggregate of US$127.5 million, largely offset by proceeds from short-term and long-term bank loans in the aggregate of US$86.2 million, and to an increase in restricted cash of US$28.5 million.

Net cash provided by financing activities was US$33.9 million in the nine months ended September 30, 2008, and was primarily attributable to proceeds from short-term and long-term bank loans in the aggregate of US$165.8 million, largely offset by repayment of short-term and long-term bank loans in the aggregate of US$102.3 million and US$29.6 million increase of restricted cash.

	As of December 31, 2008	As of September 30, 2009
Short-term bank loans	168,966,728	165,230,634
Long-term bank loans	105,006,877	67,652,658
Total	273,973,605	232,883,292

As of December 31, 2008, and September 30, 2009, the weighted average interest rate on our short-term bank loans was 7.54% and 6.18%, respectively. As of December 31, 2008 and September 30, 2009, our short-term bank loans were all denominated in Renminbi and were secured by our land use rights, real estate under development, certain property certificates and certain bank deposits.

As of December 31, 2008 and September 30, 2009, the weighted average interest rate on our long-term bank loans was 7.794% and 5.63%, respectively. As of December 31, 2008 and September 30, 2009, our long-term bank loans were all denominated in Renminbi and were secured by our land use rights and real estate under development.

Since June 2003, commercial banks have been prohibited under PBOC guidelines from advancing loans to fund the payment of land use rights. In addition, the PRC government also encourages property developers to use internal funds to develop their property projects. Under guidelines jointly issued by the Ministry of Housing and Urban-Rural Development and other PRC government authorities in August 2004, commercial banks in China are not permitted to lend funds to property developers with an internal capital ratio, calculated by dividing the internal funds available by the total capital required for the project, of less than 35%. These internal capital ratio requirements have limited the amount of bank financing that property developers, including us, are able to obtain.

Floating Rate Notes and Convertible Notes

In April 2007, we issued US$75 million of floating rate notes and US$25 million of convertible notes. The floating rate notes bear interest at a rate of six-month LIBOR plus 6.80% per annum and mature in April 2010. The convertible notes bear interest at a rate of 2% per annum and mature in April 2012. The holder of the convertible notes has the right, at its option, to convert the principal amount of the notes, or any portion of such principal amount which is a multiple of US$100,000, into common shares at the conversion price in effect at such time. The holder of the convertible notes also has a right to demand us to repurchase the convertible notes at a cash price of 120% of the principle amount plus accrued and unpaid interest. See note 10 to our consolidated interim financial statements included in this 6-K Report.

The indentures for each of the floating rate notes and convertible notes contain financial and non-financial covenants, including covenants restricting our ability and the ability of our subsidiaries to incur additional debt or guarantees, make restricted payments or make capital expenditures in excess of specified amounts, or make certain restricted payments if we have a consolidated interest expense coverage ratio, or interest coverage ratio, greater than a specified threshold.

As previously disclosed, after initially filing our Form 20-F for the year ended December 31, 2008, we became aware we had not properly calculated the subsidiary debt to total tangible assets ratio and interest coverage ratio due to misinterpretations of certain definitions, which caused us to be in non-compliance with the subsidiary debt to total tangible assets ratio and the limitations on restricted payments and related provisions of the indentures. On August 21, 2009, we obtained waivers from the requisite noteholders under both indentures with respect to any and all defaults that have or may have occurred at any time directly or indirectly resulting from such non-compliance. The non-compliance does not trigger any cross-default of any other debt of our company or subsidiaries. In addition, we obtained the requisite approvals from the holders of floating rate notes and convertible notes, respectively, to amend certain indenture covenants and related definitions. As amended, each of the indentures require that we:

•

maintain a consolidated tangible net worth of at least US$95.0 million from January 1, 2008 through December 31, 2008, US$145.0 million from January 1, 2009 through December 31, 2009 and US$195.0 million thereafter;

•

maintain an average daily cash balance of at least US$20.0 million during the last 30 days of each quarter in the year ended December 31, 2008 and US$30.0 million during the last 30 days of each quarter thereafter and the 15 calendar days preceding the stated maturity of the notes;

•	maintain a consolidated subsidiary debt to consolidated total tangible assets ratio, or subsidiary debt to total tangible assets ratio, of no more than 0.35 to 1.00 at all times;

•	maintain a working capital ratio of no less than 1.33 to 1.00 at all times;

•	may not make capital expenditure in excess of US$1.5 million in 2008 and US$2.5 million in each of 2009 and 2010; and

•

make certain restricted payments only if we have a consolidated interest expense coverage ratio, or interest coverage ratio, greater than 4.00 to 1.00 at the time of and after giving effect to the restricted payments.

These covenants and related definitions can be found in the applicable indentures as amended, each of which we have previously filed with the SEC.

As of September 30, 2009, under the amended indentures, our consolidated tangible net worth was US$419.31 million, our average daily cash balance was US$304.49 million, our working capital ratio was 1.97 and our subsidiary debt to total tangible assets ratio was 0.05. Although our interest coverage ratio was 1.78, our restricted payments were well within the permitted thresholds under the indentures.

The floating rate notes and convertible notes are secured by a mortgage on our shares in our wholly owned Cayman subsidiary, which indirectly holds all of our assets and operations in China. The notes are also secured by the pledge of all of the Cayman subsidiary’s shares in Xinyuan (China) Real Estate Ltd., or Xinquan China, and the pledge of a loan from the Cayman subsidiary to Xinyuan China.

Capital Expenditures

In the nine months ended September 30, 2009, our capital expenditures were US$0.4 million, compared to US$6.7 million in the nine months ended September 30, 2008. Our capital expenditures in the nine months ended September 30, 2008 and September 30, 2009 were mainly used for acquisition of subsidiaries, building improvements, purchase of vehicles, fixtures and furniture and computer network equipments, and accumulation of properties held for lease related to newly completed projects. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of September 30, 2009, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases in the amount of US$284.0 million.

Off-Balance Sheet Arrangements

As is customary in the property industry in China, we provide guarantees to commercial banks in respect of the mortgage loans they extend to our customers prior to the issuance of their property ownership certificates. These guarantees remain outstanding until the completion of the registration of the mortgage with the relevant mortgage registration authorities. In most cases, guarantees for mortgages on residential properties are discharged when we submit the individual property ownership certificates and certificates of other interests in the property to the mortgagee bank. In our experience, the application for and issuance of the individual property ownership certificates typically takes six to twelve months, so the guarantee periods typically last for up to six to twelve months after we deliver the related property.

As of September 30, 2009, we guaranteed mortgage loans in the aggregate outstanding amount of US$459.0 million.

Except for the contingent liabilities set forth above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any transactions with unconsolidated entities, derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Other than as described above, there are no off-balance sheet arrangements that have or are reasonably likely to have effect on our financial position.

We have no obligation arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging, or research and development arrangements with us.

Contractual Obligations

As of September 30, 2009, our contractual obligations amounted to US$639.7 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. As of September 30, 2009, we had no outstanding land premium payment obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousands)
Long-term debt obligations:
long-term bank loans	67,653	—	67,653	—	—
interest on long-term bank loans(1)	7,971	3,810	4,161	—	—
convertible notes	25,000	—	25,000	—	—
interest on convertible notes(2)	1,000	500	500	—	—
floating rate notes	75,000	75,000	—	—	—
interest on floating rate notes(3)	5,547	5,547	—	—	—
Short-term debt obligations	165,231	165,231	—	—	—
interest on short-term debt obligations(4)	4,736	4,736	—	—	—
Operating lease obligations	3,593	1,399	1,968	226	—
Non-cancellable construction contract obligations	283,984	283,984	—	—	—
Contracted land use rights obligations	—	—	—	—	—

Total	639,715	540,207	99,282	226	—

(1)	Our long-term bank loans bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans is calculated based on the current interest rate of each loan, ranging from 5.40% to 7.65% per annum, using the PBOC benchmark rate of 5.94% as of September 30, 2009.
(2)	Interest on convertible notes is calculated at a rate of 2% per annum.
(3)	Interest on floating rate notes is calculated at 6-month LIBOR as of September 30, 2009 plus 6.8% per annum. The applicable LIBOR rate was 0.59563% as of September 30, 2009.
(4)	Interest on short-term loans is calculated based on the fixed interest rates for relevant loans, ranging from 5.13% to 7.65% per annum.

We have projected cash flows for each of our existing projects, considering a number of factors, including the relative stage of each of our projects under construction and our projects under planning and the demand for and the average selling prices of our projects. For any given project, we use cash early in the project life and generate cash later in the project life. Costs for land acquisition, site preparation, foundation, and early above ground framing are all incurred before we obtain licenses from local governing authorities to enter into pre-sales activity. The construction of many of our projects is carried out in phases, the timing of which is primarily determined by us based on the pace of the market demand for units in the project. Accordingly, after receiving the pre-sale permits relating to a project, we are able to control much of our construction activities to coincide with the timing of expected pre-sales.

We acquired in 2007 the land parcels for our three largest active projects, Kunshan International City Garden, Chengdu Xinyuan Splendid I and Suzhou International City Garden, and completed the majority of the construction activities on those projects in 2008. Accordingly, we incurred a significant portion of the cash outflows associated with those projects by the end of 2008. However, we only obtained our pre-sales permits and commenced pre-sales activities in September 2008, in the case of the Kunshan International City Garden and Chengdu Xinyuan Splendid I, and May 2008, in the case of the Suzhou International City Garden. As of the end of 2008, we achieved only limited cumulative pre-sales as a percentage of estimated total sales for these three projects. As of September 30, 2009, cumulative pre-sales as a percentage of estimated total sales was 17.6%, 27.1% and 19.0% for each of Kunshan International City Garden, Chengdu Xinyuan Splendid I and Suzhou International City Garden, respectively.

During the first half of 2009, our pre-sales, selling price and gross floor sales all showed positive trends, leading us to project improved cash flows. Given the improved cash flows and customer demand, we made our first land parcel acquisition since 2007 on September 25, 2009 with the auction purchase of a parcel of land with an estimated 77,000 square meters GFA in Zhengzhou for a consideration of RMB138.1 million (US$20.2 million). Subsequently, we acquired in the fourth quarter of 2009 four more parcels of land with an aggregate estimated GFA of 940,000 square meters in Zhengzhou, Jinan, and Xuzhou for an aggregate consideration of RMB2,191.3 million (US$320.8 million). The aggregate land premium consideration for the five parcels is RMB2,329.4 million (US$341.0 million). As of the end of December 2009, we had made scheduled land premium payments of RMB1,303.1 million (US$190.8 million), leaving RMB1,026.0 million (US$150.2 million) of payments scheduled for late January 2010 (RMB117.2 million; US$17.2 million) and May 2010 (RMB908.8 million; US$133.1 million). As of December 31, 2009, we had sufficient cash balances on hand to make these remaining payments.

In addition to the scheduled land premium payments and other contractual obligations, our floating rate notes in the principal amount of US$75.0 million will be due in April 2010 and the holder of our convertible notes in the principal amount of US$25.0 million has the right to demand us to repurchase such convertible notes at 120% of the principal amount (plus accrued and unpaid interest) on June 15, 2010, unless we have exercised our redemption right to redeem such convertible notes upon a change in tax laws or regulations. We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capitals, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our short-term debt obligation and non-cancellable construction contract obligations that are due on various dates through September 2010. However, our ability to secure sufficient financing for land use rights acquisition and property development and repayment of our existing onshore and offshore debt obligations depends on a number of factors that are beyond our control, including lenders’ perceptions of our creditworthiness, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies or the property purchasers.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. We may require additional cash due to changing business conditions or other future developments, including any decline in cash flow from operations or any investments or acquisitions we may decide to pursue. In the event that proceeds from the sale of units for a project are insufficient to meet our contractual and financing obligations, we would need to raise the required funds through new borrowings, refinancing of existing borrowings, public or private sales of equity securities, or a combination of one or more of the above. We cannot assure you that we will be able to obtain adequate funding in a timely manner and on reasonable terms, or at all.

Xinyuan Real Estate Co., Ltd. and Subsidiaries

As of December 31, 2008 and September 30, 2009 (unaudited)

For the nine months ended September 30, 2008 (unaudited) and 2009 (unaudited)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2008 and September 30, 2009

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2008	September 30, 2009
		US$	US$
			(Unaudited)
ASSETS

Current assets
Cash and cash equivalents		135,658,720	218,007,696
Restricted cash		57,950,726	86,481,000
Accounts receivable		5,320,228	4,120,860
Other receivables		20,228,904	6,748,621
Other deposits and prepayments		28,989,209	38,077,475
Advances to suppliers		733,348	2,826,630
Real estate property development completed	3	327,925	325,820
Real estate property under development	3	520,495,906	390,198,773
Due from related parties	15	7,079,211	774,523
Due from employees	15	36,034	264,950
Other current assets		1,192,709	1,533,872

Total current assets		778,012,920	749,360,220

Real estate property under development	3	102,707,287	105,601,475
Real estate properties held for lease, net	4	14,850,787	14,564,072
Property and equipment, net	5	5,254,893	4,891,840
Other long-term investment	6	241,648	241,648
Interests in an equity investee	7	20,157,172	22,586,972
Deferred tax assets	12	6,829,489	3,450,297
Other assets		8,111,886	5,547,129

TOTAL ASSETS		936,166,082	906,243,653

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(continued)

For the nine months ended September 30, 2008 and 2009

(All amounts stated in US$, except for number of shares data

	Notes	December 31, 2008	September 30, 2009
		US$	US$
			(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable		89,031,888	82,338,735
Short-term bank loans	8	168,966,728	165,230,634
Customer deposits	11	14,251,714	8,011,041
Income tax payable		6,262,925	6,855,980
Deferred tax liabilities	12	21,512,739	16,833,303
Other payables and accrued liabilities	14	20,113,982	23,214,691
Payroll and welfare payable		2,210,779	1,985,014
Warrant liability	10	—	443,000
Current portion of long-term debt	10	95,638,869	76,128,591

Total current liabilities		417,989,624	381,040,989

Long-term bank loans	9	105,006,877	67,652,658
Warrant liability	10	170,000	—
Unrecognized tax benefits	12	12,744,813	12,978,944
Other long-term debt	10	—	23,953,428

Total liabilities		535,911,314	485,626,019

Commitments and contingencies	19

Shareholders equity
Common shares, US$0.0001 par value:
Authorized—500,000,000 shares issued and outstanding—151,188,090 shares at September 30, 2009 (December 31, 2008: 151,017,040 shares)	16	15,102	15,141
Additional paid-in capital		499,154,814	502,170,347
Statutory reserves		13,167,418	13,167,418
Accumulated deficit		(148,365,420)	(131,351,665)
Accumulated other comprehensive income		36,282,854	36,616,393

Total shareholders’ equity		400,254,768	420,617,634

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		936,166,082	906,243,653

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the nine months ended September 30, 2008 and 2009

(All amounts stated in US$, except for number of shares data

(unaudited)

		Nine months ended September 30,
	Notes	2008	2009
		US$	US$
Revenue:
Real estate sales, net of sales taxes of US$ 17,655,107 in 2008 and US$ 15,014,867 in 2009		292,413,132	254,461,435
Real estate leasing		128,430	211,723
Other revenue		3,269,551	5,213,230

Total revenue		295,811,113	259,886,388

Cost of revenue:
Cost of real estate sales		(217,224,415)	(205,718,250)
Cost of real estate leasing		(296,106)	(440,770)
Other costs		(2,627,183)	(5,713,736)

Total cost of revenue		(220,147,704)	(211,872,756)

Gross profit		75,663,409	48,013,632
Selling and distribution expenses		(11,256,773)	(6,152,189)
General and administrative expenses		(25,550,066)	(14,928,629)

Operating income		38,856,570	26,932,814
Interest income		2,805,074	1,421,016
Other expense		—	(383,244)
Exchange gains		4,422,496	58,195
Share of income in an equity investee	7	10,486,635	2,422,833
Change in fair value of derivative liabilities		16,098,000	(273,000)

Income from operations before income taxes		72,668,775	30,178,614
Income taxes	12	(18,758,910)	(13,164,859)

Net Income		53,909,865	17,013,755

Earnings per share:
Basic	17	0.36	0.11
Diluted	17	0.27	0.10

Shares used in computation:
Basic	17	148,601,101	151,188,090
Diluted	17	160,680,317	160,801,326

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

For the nine months ended September 30, 2008 and 2009

(All amounts stated in US$, except for number of shares data

(unaudited)

	Nine months ended September 30,
	2008	2009
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	53,909,865	17,013,755
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,796,129	1,611,757
Stock-based compensation expenses	7,153,421	2,499,166
Deferred tax expense	8,171,195	8,564,107
Share of earnings in an equity interest	(10,486,635)	(2,422,833)
Exchange gains	(4,422,496)	(58,195)
Changes in unrecognized tax benefit	—	223,574
Changes in fair value of warrant liability	(16,098,000)	273,000

Changes in operating assets and liabilities:
Accounts receivable	(8,911,248)	1,203,163
Real estate property development completed	2,378,185	112,178
Real estate property under development	(298,325,010)	132,914,677
Advances to suppliers	(6,958,202)	(2,077,357)
Other receivables	2,418,797	13,490,538
Other deposits and prepayments	(10,301,889)	(9,314,270)
Other current assets	(279,179)	(85,974)
Other assets	(1,590,280)	770,350
Accounts payable	38,456,731	(6,762,971)
Customer deposits	(4,351,902)	(6,249,412)
Income tax payable	246,031	(9,028,537)
Other payables and accrued liabilities	1,871,542	2,827,879
Payroll and welfare payable	(1,439,876)	(227,470)
Amount due from employees	(343,216)	(228,778)
Accrued interest	1,938,388	629,889

Net cash (used in)/provided by operating activities	(245,167,649)	145,678,236

CASH FLOWS FROM INVESTING ACTIVITIES:

Improvement of properties held for lease	(5,921,366)	(28,362)
Purchase of property and equipment	(824,538)	(339,968)

Net cash used in investing activities	(6,745,904)	(368,330)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of common shares	—	399,064
Increase of restricted cash	(29,578,565)	(28,469,313)
Repayments of short-term bank loans	(68,709,830)	(95,476,988)
Proceeds from short-term bank loans	30,956,641	20,343,001
Repayment of long-term bank loans	(33,590,518)	(32,027,647)
Proceeds from long-term bank loans	134,877,396	65,858,638
Loan to related parties	(41,506)	—

Repayment from related parties	—	6,307,232

Net cash provided/(used in) by financing activities	33,913,618	(63,066,013)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(217,999,935)	82,243,893

Effect of exchange rate changes on cash and cash equivalents	10,726,044	105,083
Cash and cash equivalents, at beginning of period	309,315,082	135,658,720

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	102,041,191	218,007,696

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Incomes taxes paid	16,343,344	9,973,401

Total interest paid	18,768,294	14,007,003

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

For the nine months ended September 30, 2008 and 2009

(All amounts stated in US$, except for number of shares data

(unaudited)

	Number of Shares	Common Shares	Additional Paid-in Capital	Statutory Reserves	Comprehensive Income	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Earnings	Total
		US$	US$	US$	US$	US$	US$	US$
BALANCE AT JANUARY 1, 2008	148,398,102	14,840	490,360,637	12,144,645	—	(123,702,696)	11,081,696	389,899,122
Exercise of share option	202,999	222	51,605					51,827
Foreign currency translation gain	—	—	—	—	26,235,618	—	26,235,618	26,235,618
Stock based compensation expenses	—	—	7,442,008	—	—	—	—	7,442,008
Net income	—	—	—	—	53,909,865	53,909,865	—	53,909,865

BALANCE AT SEPTEMBER 30, 2008 (unaudited)	148,601,101	15,062	497,854,250	12,144,645	80,145,483	(69,792,831)	37,317,314	477,538,440

BALANCE AT JANUARY 1, 2009	151,017,040	15,102	499,154,814	13,167,418	—	(148,365,420)	36,282,854	400,254,768
Exercise of share option	171,050	39	399,064	—	—	—	—	399,103
Foreign currency translation gain	—	—	—	—	333,539	—	333,539	333,539
Stock-based compensation expenses	—	—	2,616,469	—	—	—	—	2,616,469
Net income	—	—	—	—	17,013,755	17,013,755	—	17,013,755

BALANCE AT SEPTEMBER 30, 2009 (unaudited)	151,188,090	15,141	502,170,347	13,167,418	17,347,294	(131,351,665)	36,616,393	420,617,634

The accompanying notes are an integral part of these consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Xinyuan Real Estate Co. Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services.

The Company’s subsidiaries and an equity investee as of September 30, 2009 are set out below:

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:

Xinyuan Real Estate, Ltd. (“Xinyuan”)	Cayman Islands January 27, 2006	$50,000	*	100%	Investment holding company

Xinyuan (China) Real Estate, Ltd. (“WFOE”)	The PRC April 10, 2006	565,940		100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	The PRC May 19, 1997	50,000		100%	Real estate development

Henan Wanzhong Real Estate Co., Ltd.	The PRC February 6, 2005	10,000		100%	Real estate development

Qingdao Xinyuan Xingrui Real Estate Co., Ltd.	The PRC February 9, 2006	10,000		100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.	The PRC June 2, 2006	80,000		100%	Real estate development

Henan Xinyuan Property Management Co., Ltd.	The PRC December 28, 1998	5,000		100%	Providing property management services

Zhengzhou Xinyuan Landscape Engineering Co., Ltd.	The PRC February 17, 2004	2,000		100%	Landscaping engineering and management

Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.	The PRC May 26, 2004	2,000		100%	Installation of intercom systems

Henan Xinyuan Real Estate Agency Co., Ltd.**	The PRC November 6, 2005	2,000		100%	Real estate sales, purchase and lease services

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital RMB’000	Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:

Suzhou Xinyuan Real Estate Co., Ltd.	The PRC November 24, 2006	200,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	The PRC December 7, 2006	50,000	100%	Real estate development

Kunshan Xinyuan Real Estate Co., Ltd.	The PRC January 1, 2008	200,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	The PRC December 12, 2007	220,000	100%	Real estate development

Equity Investee:

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”)	The PRC June 13, 2005	10,000	45%	Real estate development

*	Expressed in US$
**	Liquidated on January 4, 2009

Except when otherwise indicated, equity holdings remained unchanged throughout the nine months ended September 30, 2009.

2. Summary of significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, and Variable Interest Entities for which the Company is the Primary Beneficiary (collectively, the “Group”). All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

These financial statements have not been audited but reflect those adjustments, consisting of normal recurring items, that management considers necessary for a fair presentation of financial position, results of operations and cash flows. The year-end consolidated balance sheet was derived from audited financial statements. These financial statements should be read in conjunction with the consolidated financial statements and related notes in the Annual Report on Form 20-F for the fiscal year ended December 31, 2008, as amended. The results of operation of any interim period are not necessarily indicative of the results of operations for the full year.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

Subsidiaries and other controlled entities are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary or other controlled entity, the consolidated financial statements include the results for the part of the reporting year during which the Group has control.

Certain items reported in the prior years consolidated financial statements have been reclassified to conform to the current year’s presentation. These items have an immaterial effect on the consolidated financial statements as of December 31, 2008 and September 30, 2009, and the nine months ended September 30, 2008 and 2009.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provision necessary for contingent liabilities, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c) Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, amounts due from related parties, due from employees, other receivables, long-term investments, accounts payable, customer deposits, other payables and accrued liabilities, and borrowings. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other deposits and prepayments, amounts due from related parties, due from employees, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and short-term bank borrowings approximate their fair value due to the short term maturities of these instruments. The Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non performance by the counterparty is the recorded amount. The Group generally does not require collateral for its financial assets.

Long-term investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The Company reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

Long-term borrowings bear a floating rate of interest. As the stated interest rate reflects the market rate, the carrying value of the bank borrowings approximates its fair value.

The Company applies Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”, as codified in ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”) for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: 1) market approach; 2) income approach and 3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

In accordance with ASC 820, the Company measures its warrant liability at fair value. The derivative liability is classified as Level 2 because it is valued using models utilizing market observable inputs.

	Fair Value Measurement at December 31 2008 using Significant Other Observable Inputs (Level 2)		Fair Value Measurement at September 30 2009 using Significant Other Observable Inputs (Level 2)
Warrant Liability	US$	170,000	US$	443,000

Total	US$	170,000	US$	443,000

During the nine months ended September 30, 2008 and 2009, the Company incurred a gain (loss) of US$16,098,000 and US$(273,000) respectively resulting from the change in value. These gains (losses) are reported as a “change in fair value of warrant liability” in the accompanying consolidated statement of operations, as the warrants are not hedging instruments.

(d) Foreign currency translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries is Renminbi (“RMB”), the currency of the PRC. Transactions at the Company’s subsidiaries which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than that RMB are included in consolidated statements of operations as exchange gains. The consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”, as codified in ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	December 31, 2008	September 30,
		2008	2009
Year/Period end RMB: US$ exchange rate	6.8346	6.8183	6.8290
Period average RMB: US$ exchange rate	6.9480	6.9859	6.8322

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(e) Cash and cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Group maintains bank accounts in the PRC and Hong Kong. The Group does not maintain any bank accounts in the United States. All PRC bank balances are denominated in RMB. Hong Kong bank balances are denominated in U.S. dollars.

Cash includes cash on hand and demand deposits in accounts maintained with state-owned and private banks within the PRC and Hong Kong. Total cash in banks at September 30, 2009 amounted to US$218,007,696 (December 31, 2008: US$135,658,720), of which no deposits are covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

(f) Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group (see Note 9) and the Group’s customers in order to purchase residential units from the Group (see Note 11). These balances are subject to withdrawal restrictions and totaled US$ 21,036,049 as of September 30, 2009 (December 31, 2008: US$21,091,901). As of September 30, 2009, the Group held US$ 65,444,951 (December 31, 2008: US$36,858,825) in its restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender. These deposits are not covered by insurance. The Group has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

(g) Real estate property development completed and under development

Real estate properties consist of finished residential unit sites, commercial offices and residential unit sites under development. The Group leases the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate property development completed and real estate property under development are stated at the lower of cost or fair value.

Expenditures for land development, including cost of land use rights, deed tax, pre-development costs, and engineering costs, are capitalized and allocated to development projects by the specific identification method. Costs are allocated to specific units within a project based on the ratio of the sales value of units to the estimated total sales value times the total project costs.

Costs of amenities transferred to buyers are allocated as common costs of the project that are allocated to specific units as a component of total construction costs. For amenities retained by the Group, costs in excess of the related fair value of the amenity are also treated as common costs. Results of operations of amenities retained by the Group are included in current operating results.

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” as codified in ASC 360, “Property, Plant and Equipment” (“ASC 360”), real estate property development completed and under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss shall be recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

When the profitability of a current project deteriorates due to a slow down in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value such deficit will be charged as a future loss and the asset will then be written down to its estimated fair value.

The Company determines estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, the Company uses various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon projected rate of unit sales, estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be expended in the future, including, but not limited to, home construction, construction overheads, sales and marketing, sales taxes and interest costs.

The Company’s determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

There was no impairment loss recognized in the nine months ended September 30, 2008 and 2009.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

(h) Revenue recognition

Real estate sales are reported in accordance with the provisions of SFAS No. 66, “Accounting for Sales of Real Estate”, as codified in ASC 360 “Property, Plant and Equipment” and ASC 976 “Real Estate-Retail Land” (“ASC 360/ ASC 976”).

Revenue from the sales of development properties where the construction period is 12 months or less is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to or possession of the property is transferred to the buyer. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Revenue and profit from the sale of development properties where the construction period is more than 12 months is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

a. Construction is beyond a preliminary stage.

b. The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.

c. Sufficient units have already been sold to assure that the entire property will not revert to rental property.

d. Sales prices are collectible.

e. Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds are accounted for as deposits until the criteria are met and/or the sale consummated.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts. Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate property under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2008 and September 30, 2009, the amounts received from customers in excess of revenues recognized were US$2.9 million and US$60.5 million, respectively.

Any losses incurred or forecast to occur on real estate transactions are recognized in the period in which the loss is first anticipated.

Real estate lease income is recognized on a straight-line basis over the terms of the tenancy agreements. Depreciation cost and maintenance cost of the property are recorded as the cost of rental income.

Other revenue includes services ancillary to the Group’s real estate projects, including property management, real estate agency services, landscaping and computer network engineering.

(i) Accounts receivable

Accounts receivable consists of balances due from customers for the sale of residential units in the PRC. In cases where the customers deposit more than 50% of the total purchase price, the Group may defer the remaining purchase price. These deferred balances are unsecured, bear no interest and are due within nine months from the date of the sale.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2008 and September 30, 2009, the allowance for doubtful debts was US$ nil and US$ nil, respectively.

(j) Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2008 and September 30, 2009, the allowance for doubtful debts was US$ nil and US$ nil, respectively.

(k) Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the services and materials become doubtful. As of December 31, 2008 and September 30, 2009, the allowance for doubtful debts was US$ nil and US$ nil, respectively.

(l) Customer deposits

Customer deposits consist of amounts received from customers relating to the sale of residential units in the PRC. In the PRC, customers will generally obtain permanent financing for the purchase of their residential unit prior to the completion of the project. The lending institution will provide the funding to the Group upon the completion of the financing rather than the completion of the project. The Group receives these funds and recognizes them as a current liability until the revenue can be recognized.

(m) Other payables

Other payables consist of balances for non-construction costs with unrelated companies and individuals with which the Group has business relationships. These amounts are unsecured, non-interest bearing and generally are short term in nature.

(n) Real estate properties held for lease, net

Real estate properties held for lease are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the real estate properties held for lease are 20 years.

Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Major additions and improvements to the real estate properties held for lease are capitalized.

(o) Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Buildings	20 years
Vehicles	5 years
Furniture and fixtures	5 years

Maintenance, repairs and minor renewals are charged directly to expense as incurred unless such expenditures extend the useful life or represent a betterment, in which case they are capitalized.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

(p) Long-term investments

The Group accounts for long-term investments in equities as follows:

Where the Group has significant influence over the investee, the Group applies the equity method of accounting. The reporting dates and accounting policies of the equity investees are the same as the Group. The investments in the equity investees are stated at cost, including the Group’s share of the equity investee’s net gain or loss, less any impairment in value. The Group recognizes in its consolidated statement of operations its share of the net income of the equity investees.

Where the Group has no significant influence, the investment is classified as other long-term investment and is carried under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Group periodically evaluates the carrying value of its investment under the cost method and any decline in value is included in impairment of cost investment

As of December 31, 2008 and September 30, 2009, the Group has investments in two companies in the PRC that specialize in the real estate industry. The Group has 45% and 1.85% interests in them, respectively. For the 45% owned equity investee, the Group accounts for the investment under the equity method. Investment income or loss is recognized by the Group periodically according to 45% of the total net profit or loss generated by the equity investee. For the 1.85% owned company, the Group does not exercise significant influence over it and the Group accounts for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

(q) Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with SFAS No. 34, “Capitalization of Interest Cost”, as codified in ASC 835, “Interest” (“ASC 835”).

As a result of the total interest costs capitalized during the period, the interest expense for the nine months ended September 30, 2008 and 2009 was as follows:

	September 30,
	2008	2009
	US$	US$
Accretion of discount from embedded derivative on Convertible Subordinated Notes	387,101	385,688
Accretion of discount arising from embedded derivative on Senior Floating Rate Notes	911,557	908,231
Amortization of issuance cost related to other long term debt	1,196,677	1,083,893
Accretion of discount arising from warrants on Senior Floating Rate Notes	1,867,006	1,860,192
Interest on borrowings	19,338,226	19,421,240

Total interest costs	23,700,567	23,659,244

Less: Total interest costs capitalized	(23,700,567)	(23,659,244)

Interest expense, net	—	—

(r) Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the nine months ended September 30, 2008 and 2009, the level of contribution to these funds for each employee was determined at 38% of their average salary determined by the Social Welfare Bureau. For the nine months ended September 30, 2008 and 2009, the Group recorded expense in the amount of US$1,129,542 and US$682,034, respectively.

(s) Distribution of earnings and reserve fund

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from its subsidiaries. The earnings reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the PRC Company Law, the PRC subsidiaries are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory surplus reserve (the “SSR”) until such reserve reaches 50% of the registered capital of the subsidiaries. Subject to certain restrictions set out in the PRC Company Law, the SSR may be distributed to stockholders in the form of share bonus issues to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

(t) Income taxes

The Group accounts for income tax using the balance sheet method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or that future utilization is uncertain. We assess our need for valuation allowances by tax reporting unit by jurisdiction. Generally, each of our reportable operating segments is organized in a separate tax reporting unit in a single tax jurisdiction.

Interest and penalties arising from underpayment of income taxes shall be recognized according to the relevant tax law. The amount of interest expense to be recognized shall be computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”, as codified in ASC 740-10, “Income Tax” (“ASC 740-10”) is classified in the consolidated financial statements as interest expense, while penalties recognized in accordance with this Interpretation are classified in the consolidated financial statements as other expenses.

In accordance with the provisions of ASC 740-10, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return’s position or future tax position is “more likely than not” to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). Tax positions that meet the “more likely than not” threshold are measured (using a probability weighted approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

(u) Land Appreciation Tax (“LAT”)

In accordance with the relevant taxation laws for real estate companies of the provinces in which the subsidiaries operate in the PRC, the local tax authorities levy LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures, including borrowing costs and all property development expenditures. LAT is prepaid on customer deposits and is expensed when the related revenue is recognized, as explained at Note 2 (h).

(v) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Group’s only components of comprehensive income during the nine months ended September 30, 2008 and 2009 were net income and the foreign currency translation adjustment.

(w) Advertising and promotion expenses

Advertising and promotion costs are expensed as incurred, or the first time the activity takes place, in accordance with Statement of Position No. 93-7 “Reporting on Advertising Costs”, as codified in ASC 720-35, “Advertising Costs” (“ASC 720-35”). For the nine months ended September 30, 2008 and 2009, the Group recorded advertising and promotion expenses of US$8,890,141 and US$4,662,792, respectively.

(x) Leases

In accordance with SFAS No. 13, “Accounting for Leases”, as codified in ASC 840, “Lease” (“ASC 840”), leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

The Group has no capital leases for any of the periods stated herein. For the nine months ended September 30, 2008 and 2009, the Group recorded total rental expense of US$1,305,197 and US$1,267,009, respectively.

(y) Property warranty

The Company and its subsidiaries provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers.

The Group constantly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Group constantly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Group may seek further recourse against its contractors or any related third parties if it can be proved that the faults are caused by them. In addition, the Group also withholds up to 5% of the contract cost from sub-contractors for periods of 2 to 5 years. These amounts are included in current liabilities, and are only paid to the extent that there has been no warranty claim against the Group relating to the work performed or materials supplied by the subcontractors. For the year ended December 31, 2008 and the nine months ended September 30, 2009, the Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

(z) Earnings per share

Earnings per share is calculated in accordance with SFAS No. 128, “Earnings Per Share”, as codified in ASC 260, “Earnings Per Share” (“ASC 260”). Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common shares issuable upon the conversion of the convertible, redeemable preference shares are included in both basic and diluted earnings per common share computation as they are considered participating securities. Contingent exercise price resets are accounted for in a manner similar to contingently issuable shares.

Common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

(aa) Convertible Subordinated Notes

On April 13, 2007, the Company issued 2% Convertible Subordinated Notes due 2012 (the “Convertible Notes”) with an aggregate principal amount of US$25 million. The holder has the right, at such holder’s option, to convert the principal amount of the Convertible Notes, or any portion of such principal amount which is a multiple of US$100,000, into fully paid and non-assessable common shares (as such shares shall then be constituted) at the conversion price in effect at such time.

Given that the Convertible Notes are debt in their legal form and are not a derivative in their entirety, they are not considered a financial instrument within the scope of SFAS No. 150 “Accounting for Financial Instrument with Characteristics of Both Liabilities and Equity”, as codified in ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”).

According to the terms of the Convertible Notes, the Notes bear interest at 2% per annum, but they were subject to an increase to 8% if a Qualifying IPO did not occur prior to October 15, 2009, from and including October 15, 2009 to maturity. Hence, the contingent interest was indexed to the Qualifying IPO, which was not considered clearly and closely related to the economic characteristics of the debt host. Accordingly, the contingent interest feature was considered an embedded derivative that has been bifurcated from the Convertible Notes and valued separately. The contingent interest was initially recorded as a derivative liability associated with long-term debt at fair value of US$2,543,000. As the IPO was completed on December 12, 2007, the fair value at December 31, 2007 was zero, with the resulting change in fair value recognized in current earnings, net of amounts capitalized. The Company has evaluated and determined that there was no other embedded derivative requiring bifurcation from the Convertible Notes.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

The Convertible Notes, net of the contingent interest feature, are accreted to their face amount at maturity using the effective interest method. Since a qualifying IPO occurred prior to April 2, 2012, the debt amount, including any unamortized debt discount on the Convertible Notes will be immediately credited to equity upon conversion.

(ab) Senior Floating Rate Notes and Warrants

On April 13, 2007, the Company issued Senior Floating Rate Notes due 2010 (the “FRNs”) with a par value of US$100,000 with an aggregate principal amount of US$75 million and detachable warrants to subscribe for common shares (the “FRN Warrants”).

Given that the FRNs are debt in their legal form, they have been classified as other long-term debt. According to EITF 00-19, as codified in ASC 815-40-25, “Contracts in Equity’s Own Equity” (“ASC 815-40-25”), the portion of the proceeds of debt securities issued with detachable stock purchase warrants that is allocable to the warrants are accounted for as a derivative liability associated with other long-term debt. The allocation is based on the relative fair value of the two securities at time of issuance. Any resulting discount or premium on the debt securities is accounted for as such.

FRNs

According to the terms of the FRNs, they may be repurchased or redeemed by the Company in cash on the third anniversary of the issuance date at the price equal to 100% of the principal amount, and if no qualifying IPO had occurred on or prior to the expiration of 30 months after their issuance, the repurchase price would be equal to 112% of the principal amount plus accrued but unpaid interest. Hence, the additional premium was indexed to the Qualifying IPO, which is not considered clearly and closely related to the economic characteristics of the debt host. Accordingly, the premium was considered an embedded derivative that has been bifurcated from the FRNs and valued separately.

FRN Warrants

One FRN with par value of US$100,000 attached with one warrant is called one unit, and one unit was issued at the price of US$100,000. Therefore, a total of 750 units were issued. Upon issuance, the FRN Warrants were immediately separable and detachable. Each FRN Warrant entitles the holder to purchase 7,142 common shares at US$5.60 per share.

The FRN Warrants were initially recorded as a derivative liability associated with long-term debt at a fair value of US$7,359,000 and the fair value at September 30, 2009 was US$443,000 (December 31, 2008: US$170,000). The FRN Warrants are recorded as “warrant liability” on the accompanying balance sheet. The fair value was determined by utilizing the Black-Scholes model. The proceeds, net of the portion allocated to the warrants, are allocated to the FRNs, which will be accreted to its face amount at maturity using the effective interest method. The accretion amount is recognized as interest expense.

(ac) Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the life of the loan to which they relate using the effective interest method.

(ad) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the nine months ended September 30, 2009, ten real estate development projects (Chengdu Xinyuan Splendid I, Suzhou International City Garden, Suzhou Lake Splendid, Suzhou Colorful Garden, Shandong Elegant Scenery, Shandong International City Garden, Kunshan International City Garden, Henan Colorful Garden, Henan Finance Square, and Anhui Wangjiang), which recognized gross profits in 2008, had changes in their estimated gross profit margins. As of September 30, 2009, each of these projects has a percentage of completion at 50% or more. As the gross floor area sales and the selling price showed a rising trend during the nine months ended September 30, 2009, the Company revised upwards its prior estimates related to selling prices and total estimated sales values, which lead to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in gross profit, net income and basic and diluted earnings per share increased by US$13.3 million, US$10.0 million, US$0.07 per share and US$0.06 per share, respectively, for the nine months ended September 30, 2009.

(ae) Share-based compensation

The Group has adopted SFAS No.123 (R) “Share-Based Payment”, as codified in ASC 718, “Compensation-Stock Compensation” (“ASC 718”), which requires that share-based payment transactions with employees, such as restricted shares or stock

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, which is generally the vesting period. The Company issues new shares to employees when options are exercised.

(af) Recent accounting pronouncements

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, as codified in ASC 860, “Transfers and Servicing” (“ASC 860”). ASC 860 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.

SFAS 167 is effective for annual reporting periods beginning after November 15, 2009. Earlier application is prohibited. SFAS 167 will be effective for the Company’s fiscal year beginning January 1, 2010. The Company is currently assessing the impact, if any, of SFAS 167 on its consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update No. 2009-5, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value,” (“ASU 2009-5”), which amends ASC 820 to provide additional guidance to clarify the measurement of liabilities at fair value in the absence of observable market information. ASU 2009-5 is effective for the Company beginning October 1, 2009. The adoption of ASU 2009-5 is not expected to have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, as codified in ASC 855, “Subsequent Events” (“ASC 855”) to establish general standards of accounting for and disclosure of subsequent events. ASC 855 renames the two types of subsequent events as recognized subsequent events or non-recognized subsequent events and modifies the definition of the evaluation period for subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. This will require entities to disclose the date, through which an entity has evaluated subsequent events and the basis for that date (the issued date for public companies). ASC 855 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Group’s financial statement disclosures (see Note 21—Subsequent Events).

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, as codified in ASC 820-10-65, “Fair Value Measurements and Disclosures” (“ASC 820-10-65”). ASC 820-10-65 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. ASC 820-10-65 is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The adoption of ASC 820-10-65 did not have a material impact on the Group’s consolidated results of operations or financial position.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, as codified in ASC 825-10-65, “Financial Instruments” (“ASC 825-10-65”). ASC 825-10-65 requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. ASC 825-10-65 are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of ASC 825-10-65 did not have a material impact on the Group’s consolidated results of operations or financial position.

In April 2009, the FASB released FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, as codified in ASC 320-10-65, “Investment-Debt and Equity Securities” (“ASC 320-10-65”). ASC 320-10-65 was issued contemporaneously with ASC 820-10-65 and ASC 825-10-65. These statements introduced new disclosure requirements affecting both debt and equity securities and extend the disclosure requirements to interim periods including disclosure of the cost basis of securities classified as available-for-sale and held-to-maturity and provides further specification of major security types. ASC 320-10-65 is effective for fiscal years and interim periods beginning after June 15, 2009. The adoption of ASC 320-10-65 did not have a material impact on the Group’s consolidated results of operations or financial position.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

3. Real estate property development completed and under development

The following summarizes the components of real estate property completed and under development at December 31, 2008 and September 30, 2009:

	December 31, 2008	September 30, 2009
	US$	US$
Development completed:
Zhengzhou Xinyuan Splendid 1A	230,896	228,711
Zhengzhou Xinyuan Splendid 3A3B3C	51,011	51,053
Jinan City Family	46,018	46,056

Real estate property development completed	327,925	325,820

Under development:
Current:
Suzhou Lake Splendid	22,475,414	2,610,060
Suzhou International City Garden	156,732,339	124,739,693
Suzhou Colorful Garden	66,584,058	31,344,492
Hefei Wangjiang Garden	20,280,863	4,870,731
Zhengzhou Commercial Plaza	8,968,583	3,670,747
Zhengzhou Xinyuan Colorful Garden	116,209,832	104,029,495
Jinan Elegant Scenery	9,723,644	679,352
Jinan International City Garden	124,278,627	50,689,407
Kunshan International City Garden	200,427,416	212,173,718
Chengdu Xinyuan Splendid I	81,590,734	91,900,259

	807,271,510	626,707,954
Profit recognized	75,669,232	63,009,061
Less: progress billings (see Note 11)	(362,444,836)	(299,518,242)
Real estate property under development—current	520,495,906	390,198,773
Non-current:
Zhengzhou Longhai Road Project	45,666,905	47,554,442
Chengdu Xinyuan Splendid II	57,040,382	58,047,033

Real estate property under development—non-current	102,707,287	105,601,475

Total real estate property under development	623,203,193	495,800,248

Total real estate property development completed and under development	623,531,118	496,126,068

As of September 30, 2009, land use rights included in the real estate properties under development totaled US$640,924,704 (December 31, 2008: US$514,374,806).

As of September 30, 2009, real estate properties under development with an aggregate net book value of US$38,533,272 (December 31, 2008: US$611,705,743) were pledged as collateral for certain bank loans.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

4. Real estate properties held for lease, net

	December 31, 2008	September 30, 2009
	US$	US$
Office spaces	1,368,458	1,369,580
Elementary schools	3,120,714	3,123,273
Basement Parking	1,771,886	1,773,339
Kindergartens	2,154,235	2,113,195
Parking facilities	7,756,045	7,761,581
Clubhouses	888,928	950,052

Total costs	17,060,266	17,091,020

Accumulated depreciation	(2,209,479)	(2,526,948)

Real estate properties held for lease, net	14,850,787	14,564,072

Depreciation expense for nine months ended September 30, 2008 and 2009 amounted to US$286,021 and US$317,469, respectively.

As of September 30, 2009, real estate properties held for lease with an aggregate net book value of US$1,039,306 (December 31, 2008: US$1,368,458) were pledged as collateral for certain bank loans.

As of September 30, 2009, minimum future rental income on non-cancellable leases, in aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$
October 1, 2009 to December 31, 2009	128,177
2010	502,712
2011	480,259
2012	528,387
2013	528,905
2014	528,279
Thereafter	9,692,553

Total	12,389,272

5. Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2008	September 30, 2009
	US$	US$
Buildings and improvements	3,056,497	3,059,004
Vehicles	2,094,067	2,034,367
Furniture and fixtures	1,747,638	2,040,758

Total	6,898,202	7,134,129

Accumulated depreciation	(1,643,309)	(2,242,289)

Property and equipment, net	5,254,893	4,891,840

Depreciation expense for the nine months ended September 30, 2009 amounted to US$598,980 (September 30, 2008: US$446,703).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

6. Other long-term investment

As of December 31, 2008 and September 30, 2009, the other long-term investment that was accounted for at cost consisted of the following:

Investee	Initial Cost	Ownership	December 31, 2008	September 30, 2009
	US$		US$	US$
Henan Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648	241,648

For the nine months ended September 30, 2008 and 2009 the Group recognized no investment loss or profit. As of December 31, 2008 and September 30, 2009, management noted no indicators of impairment related to this investment.

7. Interests in an equity investee

As of December 31, 2008 and September 30, 2009, interest in an equity investee consisted of the following:

			Equity Accounted for
Investee	Initial Cost	Ownership	December 31, 2008	September 30, 2009
	US$		US$	US$
Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.	569,296	45%	20,157,172	22,586,972

For the nine months ended September 30, 2008 and 2009, the investee recognized earnings of US$23,143,797 and US$5,360,009, respectively. For the nine months ended September 30, 2009, the Group’s share of the income of the equity investee was US$2,422,833 (September 30, 2008: US$ 10,486,635).

Jiantou Xinyuan is developing one project which is excluded from the Group’s interest. Losses from this project included in the amounts above were US$ nil in the nine months ended September 30, 2009 (2008: US$269,203).

Variable Interest Entity

In accordance with FIN 46 (R), “Consolidation of Variable Interest Entities”, as codified in ASC 810-10-25, “Consolidation” (“ASC 810-10-25”), Jiantou Xinyuan is a variable interest entity, as it was established with insufficient equity at risk. The Group is not considered as the primary beneficiary, as it does not absorb the majority of Jiantou Xinyuan’s expected losses or residual returns.

Jiantou Xinyuan was established as a joint venture corporation between the Group and two unrelated companies in 2005. Its purpose is to undertake residential property development projects in Zhengzhou city, Henan province. As at September 30, 2009, it had three projects completed, two projects under construction, and one project under planning and had consolidated total assets of US$154.6 million (December 31, 2008: US$148.5 million).

The Group’s maximum exposure to loss is limited to its initial 45% equity investment and such loans as it may make from time to time to Jiantou Xinyuan (See Note 15(a)). As of September 30, 2009, its maximum exposure was approximately US$1.4 million (December 31, 2008: US$7.6 million).

Summarized consolidated balance sheet information of Jiantou Xinyuan is as follows:

	December 31, 2008	September 30, 2009
	US$	US$
Current assets	148,155,684	154,297,578
Non-current assets	364,476	277,687
Current liabilities	88,593,235	98,238,070
Non-current liabilities	13,989,149	4,362,009
Venturer’s capital	43,466,378	48,866.886

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

Summarized consolidated statement of operations information of Jiantou Xinyuan is as follows:

	September 30, 2008	September 30, 2009
	US$	US$
Revenue	115,531,439	65,589,134
Cost of revenue	(67,088,119)	(41,597,399)

Gross profit	48,443,320	23,991,735
Operating expenses	(4,459,784)	(2,315,510)
Income from operation before minority interest	24,463,398	5,996,912
Net Income	23,143,797	5,360,009

On September 25, 2009, the Company, through its indirect wholly owned subsidiary Henan Xinyuan entered into an agreement with Zhengzhou General Construction Investment Co., Ltd. and Zhengzhou Jiantou Engineering Co., Ltd. (collectively known as the “Sellers”) to purchase from the Sellers their 55% equity interest in Jiantou Xinyuan not currently owned by the Company. The purchase price for the 55% equity interest is US$4.2 million. As part of the transaction, Jiantou Xinyuan will make distributions of US$26.6 million to the Sellers and US$21.8 million to Henan Xinyuan prior to the completion of the transaction. As the Sellers are state-owned enterprises, the transaction is deemed as a transfer of state-owned assets, and the closing of the transfer of the 55% equity interest is subject to, among other customary closing conditions, a public listing and auction process under PRC laws and regulations governing transfers of state-owned assets, unless the Sellers can obtain a government exemption from such process.

8. Short-term bank loans

Short term bank loans represent amounts due to various banks and are due on the dates indicated below. These loans generally can be renewed with the banks. Short term bank loans at December 31, 2008 and September 30, 2009 consisted of the following:

	December 31, 2008	September 30, 2009
	US$	US$
Loans from China Construction Bank,
Due May 13, 2009, at 6.57% per annum	1,316,829	—
Due June 12, 2009, at 6.41% per annum	29,189,711	—
Due June 11, 2010, at 5.13% per annum	—	14,570,215
Due September 22, 2010, at 7.29% per annum	—	7,321,716
Due September 22, 2010, at 6.75% per annum	—	20,500,805

	30,506,540	42,392,736
Loans from China Communication Bank,
Due May 27, 2009, at 8.22% per annum	2,379,071	—
Due May 27, 2009, at 8.22% per annum	6,253,475	—
Due December 16, 2009, at 5.35% per annum	—	8,639,625

	8,632,546	8,639,625
Loans from Industrial and Commercial Bank of China (“ICBC”),
Due May 25, 2010, at 5.94% per annum	—	24,132,377

	—	24,132,377
Loans from China Merchant Bank,
Due September 29, 2009, at 7.56% per annum	20,484,008	—

	20,484,008	—
Loan from Zhengzhou Commercial Bank,
Due April 14, 2009, at 10.08% per annum	7,947,795	—

	7,947,795	—

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

	December 31, 2008	September 30, 2009
	US$	US$
Loan from China Agriculture Bank,
Due October 21, 2009, at 7.56% per annum	5,339,010	—
Due November 2, 2009, at 7.56% per annum	877,886	—
Due November 3, 2009, at 7.56% per annum	1,463,143	—
Due November 3, 2009, at 7.56% per annum	3,511,544	—
Due November 3, 2009, at 7.94% per annum	2,926,287	—
Due November 3, 2009, at 7.94% per annum	2,926,287	—
Due November 20, 2009, at 7.47% per annum	11,705,147	—
Due November 20, 2009, at 7.47% per annum	5,852,574	—
Due November 22, 2009, at 7.56% per annum	14,413,426	—
Due December 25, 2009, at 7.56% per annum	1,243,672	—
Due December 25, 2009, at 7.56% per annum	10,461,476	—
Due November 21, 2009, at 5.40% per annum	—	9,518,231
Due November 20, 2009, at 5.40% per annum	—	17,572,119
Due December 25, 2009, at 5.40% per annum	—	11,714,746

	60,720,452	38,805,096

Loan from Guangdong Development Bank,
Due October 28, 2009, at 7.56% per annum	28,970,240	—
Due April 28, 2009, at 8.22% per annum	11,705,147	—
Due October 28, 2009, at 5.31% per annum	—	20,207,937
Due April 16, 2010, at 5.31% per annum	—	11,714,746

	40,675,387	31,922,683

Loan from Bank of China,
Due February 7, 2010, at 7.18% per annum	—	14,643,432
Due February 8, 2010, at 7.65% per annum	—	4,694,685

	—	19,338,117

Total short-term bank loans	168,966,728	165,230,634

As of September 30, 2009, the Group’s short term bank loans are all denominated in RMB and were secured by the Group’s real estate properties under development with net book value of US$370,907,616 (December 31, 2008: US$ 289,333,620), real estate properties held for lease with net book value of US$1,039,306 (December 31, 2008: US$1,368,458) and certain deposits in the banks amounting to US$ nil (December 31, 2008: US$7,088,565).

The weighted average interest rate on short-term bank loans as of September 30, 2009 was 6.18% (December 31, 2008: 7.54%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

9. Long-term bank loans

Long-term bank loans as of December 31, 2008 and September 30, 2009 consisted of the following:

	December 31, 2008	September 30, 2009
	US$	US$

Loan from China Construction Bank,
Due September 22, 2010, at 8.38% per annum	1,463,143	—
Due September 22, 2010, at 8.07% per annum	2,926,287	—
Due September 22, 2010, at 7.76% per annum	4,389,430	—
Due September 22, 2010, at 7.76% per annum	4,389,431	—

	13,168,291	—

Loan from ICBC,
Due May 25, 2010, at 8.32% per annum	7,315,717	—
Due May 25, 2010, at 8.32% per annum	21,947,151	—
Due June 28, 2010, at 7.72% per annum	5,559,945	—
Due September 9, 2011, at 7.66% per annum	731,572	—
Due September 9, 2011, at 7.66% per annum	8,047,289	—
Due September 9, 2011, at 7.65% per annum	585,257	—
Due September 27, 2011, at 7.66% per annum	2,926,287	—
Due November 17, 2010, at 5.40% per annum		14,643,432
Due December 20, 2010, at 5.40% per annum		2,928,686
Due December 20, 2011, at 5.40% per annum		7,321,717
Due March 2, 2012, at 5.40% per annum		19,036,462
Due March 28, 2012, at 5.94% per annum		21,965,149
	47,113,218	65,895,446

Loan from Bank of China,
Due February 7, 2010, at 7.18% per annum	14,631,434	—
Due February 8, 2010, at 7.65% per annum	15,462,500	—

	30,093,934

Loan from China Agriculture Bank,
Due November 17, 2010, at 7.56% per annum	7,315,717	—
Due November 17, 2010, at 7.56% per annum	7,315,717	—
Due September 27, 2011, at 7.65% per annum		1,171,475
Due September 9, 2011, at 7.65% per annum		585,737

	14,631,434	1,757,212

Total long-term bank loans	105,006,877	67,652,658

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

As of September 30, 2009, the contractual maturities of these loans are as follows:

Year	Amount
US$
October 1, 2009 to December 31, 2009	67,652,658
2010	115,150,094
2011	9,078,929
2012	41,001,611

Less: short-term loans (Note 8)	(165,230,634)

Total long-term bank loans	67,652,658

As of September 30, 2009, the Group’s long term bank loans are all denominated in RMB and are secured by the Group’s real estate properties under development with net book value of US$182,113,394 (December 31, 2008: US$322,372,123).

The interest rates of these bank loans are adjustable based on the range of 95% to 110% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of September 30, 2009 was 5.63% (December 31, 2008: 7.794%).

10. Other long-term debt and warrant liability

As of December 31, 2008 and September 30, 2009, other long term debt consisted of the following:

	December 31, 2008	September 30, 2009
	US$	US$
Convertible subordinated notes due in April 12, 2012 at 2%	25,000,000	25,000,000
Senior floating rate notes due in April 12, 2010 at 6 month LIBOR plus 6.8%	75,000,000	75,000,000

Total principal of other long-term debt	100,000,000	100,000,000
Less: Unaccreted discount from embedded derivative and warrants	(6,285,604)	(3,131,494)
Accrued interest	1,924,473	3,213,513

Total	95,638,869	100,082,019
Less: current portion	(95,638,869)	(76,128,591)

Total other long-term debt	—	23,953,428

As of December 31, 2008 and September 30, 2009, warrant liability consisted of the following:

	December 31, 2008	September 30, 2009
	US$	US$
Warrant on senior floating rate notes	170,000	443,000

Total warrant liability	170,000	443,000

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

Convertible Subordinated Notes

On April 13, 2007, the Company issued the Convertible Notes with an aggregate principal amount of US$25 million.

The Convertible Notes are repayable on April 15, 2012. The Notes bear interest at 2% per annum. The interest is payable on a semi-annual basis on April 15 and October 15 each year. The Company will pay interest on overdue principal, premium, if any, and interest at the rate of 4.0% per annum.

The holder has the right, at such holder’s option at any time prior to April 9, 2012 (the “Conversion Period”), to convert the principal amount of the Convertible Notes, or any portion of such principal amount which is a multiple of US$100,000, into fully paid and non-assessable common shares (as such shares shall then be constituted) at the conversion price in effect at such time. The holder of the Convertible Notes also has the right, at such holder’s option, on June 15, 2010 to demand that the Company repurchase the Convertible Notes, for cash, at a repurchase price of 120% of the principal amount, plus accrued and unpaid interest, unless the Company has called the notes for redemption due to a change in tax law or regulations. In the event of a change in tax law, regulations or official interpretations thereof that would require the Company to pay additional amounts as specified in the indenture, the Company has the right, at its option, at any time prior to October 15, 2010 to repurchase the Convertible Notes for cash at a repurchase price of 100% of the principal amount, plus accrued and unpaid interest or any such additional amounts. The holder has a right, at its option, to demand that the Company repurchase the Convertible Notes for cash at a repurchase price of 100% of the principal amount, plus accrued and unpaid interest, upon the termination of the listing of the common shares on US national stock exchange or a fundamental change, including a merger, tender offer, or exchange offer, as a result of which the common shares represent the right to acquire, are converted into, or exchanged for any consideration or assets other than securities traded on a US national stock exchange.

In addition, if there are certain events, such as the Company granting its shareholders the right to purchase common shares at a relatively low price, or distributing a dividend (in excess of 5% of the fair value of the common shares), the Convertible Notes may be surrendered for conversion at any time on and after the date that the Company gives notice to the holder of such transactions.

The conversion price is set such that each US$100,000 principal amount of the notes is convertible to 38,388 shares of the Company’s common shares (US$2.6049 per share at inception) and is adjustable from time to time for anti-dilutive purposes.

The contingent interest feature was an embedded derivative in accordance with ASC 815-10-15, “Derivatives and Hedging”. Therefore, it was initially recorded as a derivative liability associated with long-term debt at fair value of US$2,543,000 and the fair value at December 31, 2007 became zero because the IPO in December 2007 invalidated the contingent interest feature embedded in the notes.

The Company has evaluated and determined that there was no other embedded derivative requiring bifurcation from the Convertible Notes under the requirements of ASC 815-10-15. The conversion option is not considered a derivative for purposes of ASC 815-10-15 in accordance with EITF 00-19 (“ASC 815-40-25”). The embedded contingent put, contingent call and the repurchase option did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the Convertible Notes.

The Convertible Notes are subject to various restrictive covenants, including restrictions on the Company’s ability to incur additional debt or guarantees, make restricted payments, payment of dividends or distributions on capital stock, repurchase of capital stock, payment of subordinated indebtedness, settlement of intercompany loans or advances, sales or transfers of properties or assets, sales of capital stock, enter into non-ordinary course business transactions, make investments, merge or consolidate with another company and engage in any business other than related businesses. At December 31, 2008, the Company was in non-compliance of certain covenants as they related to the subsidiary debt to tangible assets ratio and limitations on restricted payments. On August 21, 2009, the note holders granted the Company a waiver with respect to any and all defaults that may have occurred at any time directly or indirectly resulting from such non-compliance. Further, the note holders amended the related indenture such that, under the amended covenants, the Company would have been in compliance as of December 31, 2008. As a result of the waivers and the amendments to the indenture, the Notes have been classified as non-current in the September 30, 2009 consolidated balance sheet.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

Senior Floating Rate Notes and Warrants

On April 13, 2007, the Company issued the FRNs with an aggregate principal amount of US$75 million and detachable warrants to subscribe for common shares. The FRNs bear interest at 6-month LIBOR (with the LIBOR rate reset semi-annually) plus 6.80%, payable semi-annually in arrears. The FRNs are to be repurchased or redeemed by the Company in cash on the third anniversary of the issuance date at the price equal to 100% of the principal amount plus accrued but unpaid interest.

In connection with the FRNs, a total of 750 FRN Warrants were issued. The FRN Warrants entitle the holders to purchase 7,142 common shares at US$5.60 per share. The expiration date of the FRN Warrants is 3 years after the date of issuance. The fair value of the FRN Warrants is evaluated quarterly using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

	As of December 31, 2008	As of September 30, 2009
Average risk-free rate of return	0.21%	1.31%
Expected term	1.28 years	0.53 years
Volatility rate	75.7%	86%
Dividend yield	0%	0%

The risk-free rate for periods within the expected life of the FRN Warrants is based on the implied yield rates of China International Bond denominated in USD as of the valuation date. The expected life of the FRN Warrants represents the period of time the granted warrants are expected to be outstanding. The Company did not pay dividends in the past nor does it expect to pay dividends in the foreseeable future. Because the Company lacks sufficient trading history, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar business.

The fair value of the FRN Warrants was US$443,000 as of September 30, 2009 (December 31, 2008: US$170,000).

The embedded derivative associated with the FRNs was initially recorded as a derivative liability associated with long-term debt at fair value of US$3,593,000 and the fair value at December 31, 2007 became zero because the IPO in December 2007 invalidated the contingent maturity redemption feature embedded in the FRNs.

The FRNs are subject to various restrictive covenants, including restrictions on the Company’s ability to incur additional debt or guarantees, make restricted payments, payment of dividends or distributions on capital stock, repurchase of capital stock, payment of subordinated indebtedness, settlement of intercompany loans or advances, sales or transfers of properties or assets, sales of capital stock, enter into non-ordinary course business transactions, make investments, merge or consolidate with another company and engage in any business other than related businesses. At December 31, 2008, the Company was in non-compliance of certain covenants as they related to the subsidiary debt to tangible assets ratio and limitations on restricted payments. On August 21, 2009, the note holders granted the Company a waiver with respect to any and all defaults that may have occurred at any time directly or indirectly resulting from such non-compliance. Further, the note holders amended the related indenture such, that under the amended covenants, the Company would have been in compliance as of December 31, 2008.

11. Customer deposits

Customer deposits consisted of amounts received from customers for the pre-sale of residential units in the PRC.

	December 31, 2008	September 30, 2009
	US$	US$
Advances for real estate properties under development	371,453,699	306,730,473
Add: revenue recognized in excess of amounts received from customers	5,242,851	798,810
Less: recognized as progress billings (see Note 3)	(362,444,836)	(299,518,242)

Total net balance	14,251,714	8,011,041

Customer deposits are typically funded up to 70% – 80% by mortgage loans made by banks to the customers. Until the customer obtains legal title to the property, the banks have a right to seek reimbursement from the Group for any defaults by the customers. The Group holds certain cash balances in restricted deposit accounts at the relevant banks (see Note 2 (f)). The Group, in turn, has a right to withhold transfer of title to the customer until outstanding amounts are fully settled.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

12. Income taxes

For the nine months ended September 30, 2008 and 2009, the Group recognized an income tax provision of US$18.8 million and US$13.2 million, respectively, and the Group’s effective tax rate for such periods was 25.8% and 43.6%, respectively. For the nine months ended September 30, 2009, the difference between the Group’s effective tax rate of 43.6% and PRC statutory tax rate of 25% was mainly due to 1) a US$2.1 million tax charge related to the Company’s 2008 China tax returns filed in the second quarter of 2009 and 2) an aggregate US$0.3 million loss arising from the general and administrative activities and the change in the fair value of warrant, which was not deductible under PRC tax law. The one-time tax charge was based on a Central Government interpretation clarified during the second quarter of 2009. According to the new interpretation, provisional deemed profit tax payments made prior to January 1, 2008, when tax rates were at 33%, will be considered final and not subject to adjustment for the new tax rate of 25% effective January 1, 2008. Prior to the release of the new interpretation, the Company accounted for income taxes on pre-sales as prepaid taxes, measured at the applicable current tax rate in the year pre-sales occurred. Prepaid taxes then were credited against subsequent tax obligations when sales were finalized. As a result of the release of the new interpretation, the Company will no longer be entitled to credit prepaid taxes against subsequent tax obligations to the extent prepaid taxes were assessed based on a tax rate in excess of the tax rate applicable in the year the sales are finalized (i.e. 33% prepaid tax will now be credited based on a tax cost of 25%).

In accordance with the provisions of SFAS 109, “Income Taxes” (“ASC 740”), the Group assesses, on a quarterly basis, the realizability of its deferred tax assets. A valuation allowance must be established when, based upon the evaluation of all available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. ASC 740 provides that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years or losses expected in early future years.

As of December 31, 2008, the Group had deferred tax assets of approximately US$19.2 million resulting from losses and impairment charges at the Suzhou International City Garden project. The Group recorded a valuation allowance amounting to US$9.2 million for this project. The tax reporting unit conducting the project also has two other projects, Suzhou Lake Family and Suzhou Colorful Garden, in the same tax jurisdiction. The Suzhou Lake Family and Suzhou Colorful Garden projects are both scheduled to be completed in 2009, while the Suzhou International City Garden’s completion date is scheduled for 2012. PRC tax rules and regulations do not allow for carry back of losses which would otherwise result in a temporary difference. Therefore, when ultimately recognized for tax purposes, the full tax effect of the impairment charge of approximately US$19.2 million associated with the Suzhou International City Garden project is not expected to be offset against the gross profits of the Suzhou Lake Family and Suzhou Colorful Garden projects. Accordingly, the Group recorded a valuation allowance for the temporary difference of approximately US$9.2 million as of December 31, 2008. An additional valuation allowance as of December 31, 2008 related to the deferred tax assets arising from accruals, advertisement expenses and accumulated tax losses amounting to approximately US$2.5 million recognized at WFOE, which is included in the Henan reportable segment. Based on the Company’s cash flow projections, WFOE will not generate sufficient future taxable income to realize the deferred tax assets. Therefore, the Company provided for a full valuation allowance of approximately US$2.5 million as of December 31, 2008. No circumstances occurred during the nine months ended September 30, 2009 for which the Company needed to adjust earnings for the above deferred tax assets.

The following table summarizes the activity related to the Group’s unrecognized tax benefits from December 31, 2008 to September 30, 2009.

US$
Balance as of December 31, 2008	12,744,813
Unrealized exchange gain in 2009	234,131

Balance as of September 30, 2009	12,978,944

Certain of the Company’s PRC subsidiaries have PRC tax net operating loss carry forwards which will expire in the beginning of 2012, if unutilized.

It is the Group’s continuing practice to recognize interest and penalties related to uncertain tax positions in other expenses. During the nine months ended September 30, 2008 and 2009, no interest and penalties have been recognized related to uncertain tax positions.

As a Cayman Island resident company, the Company is not subject to income tax. The PRC subsidiaries are governed by the Income Tax Law of the PRC concerning Chinese limited liability companies. The Company had minimal operations in jurisdiction other than the PRC. The PRC income tax returns for fiscal year 2005 through fiscal year 2008 remain open to potential examination.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

In addition, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the PRC subsidiaries to audits of tax years outside the general statute of limitations.

13. Share-based compensation

As of September 30, 2009, the Company has two share-based compensation plans under which awards may be granted to both employees and non-employees, which are described below. Compensation cost of US$2,616,469 (September 30, 2008: US$7,525,020) was charged against income comprising of general and administrative expenses of US$2,499,166 (September 30, 2008: US$7,153,421) and the elimination of share of income in an equity investee of US$117,303 (September 30, 2008: US$371,599), for those plans with a corresponding credit to additional paid-in capital in the nine months ended September 30, 2009, of which, US$2,393,631 (September 30, 2008: US$6,981,899) was related to the options granted to employees and US$222,838 (September 30, 2008: US$543,121) was related to the options granted to non-employees. The compensation cost is regarded as a permanent difference for income tax purposes as the options were granted by the Company, which is registered in Cayman, a country free of tax. Hence, no tax benefit was recognized upon the compensation cost.

2007 Equity Incentive Plan (the “Plan”)

On August 11, 2007, the Company granted share options to purchase up to 6,125,374 common shares to its directors and employees, at exercise prices ranging from US$0.0001 to US$2.50 per share. These options have a weighted average grant-date fair value of US$2.67 per option, and a total expected compensation cost, net of expected forfeitures, of US$15,564,801. These options have vesting periods based on length of service ranging from 10 to 40 months and will expire no later than August 10, 2017. These options are performance-based and did not begin vesting until the Company’s IPO was in effect. However, upon the effectiveness of the IPO, these awards had an immediate vesting of all shares that would have vested between the grant date and the effectiveness of the IPO.

2007 Long Term Incentive Plan (the “2007 Plan”)

In November 2007, the Company adopted the 2007 Plan which provides for the grant of options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards to purchase its common shares. The maximum aggregate number of common shares which may be issued pursuant to all awards, including options, is 10 million common shares, subject to adjustment to account for changes in the capitalization of the Company.

On November 5, 2007, the Company granted options under the 2007 Plan to directors, management and key employees for an aggregate of 2,389,840 common shares at the exercise price equal to the price of the IPO (US$7.00 per share). These options have a weighted average grant-date fair value of US$3.51 per option, and a total expected compensation cost, net of forfeitures, of US$7,628,415. These options have vesting periods of up to 36 months, and will expire no later than November 5, 2017.

On July 1, 2008, the Company granted options under the 2007 Plan to purchase up to 360,000 common shares to two of its employees, at exercise prices equal to the price of the grant date (US$2.975 per share). These options have a weighted average grant-date fair value of US$1.79 per option, and a total expected compensation cost, net of expected forfeitures, of US$579,960. These options have a vesting period based on length of service of 33 months and will expire no later than July 1, 2018.

On March 31, 2009, the Company granted options under the 2007 Plan to purchase up to 500,000 common shares to one employee, at an exercise price equal to the price of the grant date (US$1.87 per share). These options have a weighted average grant date fair value of US$1.255 per option, and a total expected compensation cost, net of expected forfeitures, of US$564,750. These options have a vesting period based on length of service of 36 months and will expire no later than March 31, 2019.

In August 2009, under the 2007 Plan, the Company granted share options to purchase up to 100,000 common shares to an employee, at an exercise price equal to the market price of our common shares on the grant date (US$1.30 per share). These options have a weighted average grant date fair value of US$2.12 per option, and a total expected compensation cost, net of expected forfeitures, of US$190,800. These options have vesting periods of 27 months and will expire no later than August 11, 2019.

Options Granted to Non-employee

On August 11, 2007, the Company granted options under the Plan to purchase up to 333,333 common shares to a non-employee consultant, with an exercise price of US$0.0001 per share, and options to purchase up to 343,788 common shares to the employees of the Group’s equity investee, Jiantou Xinyuan, with exercise prices ranging from US$0.0001 to US$2.50. These options have vesting periods based on length of service ranging from 40 to 60 months and will expire no later than August 10, 2017. In addition, the

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

Company granted options under the 2007 Plan to purchase up to 52,004 common shares to employees of Jiantou Xinyuan. These options have a vesting period based on length of service of 36 months and will expire no later than November 5, 2017. All other terms of these awards are the same as the employee awards. These awards are accounted for under EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, as codified in ASC 505-50, “Equity-Based Payments to Non-employees” (“ASC 505-50”) and the cost will be measured at the date that the services are complete.

The forfeiture rate and fair value assumptions used to value the above options is consistent with the assumptions used to value the options to employees issued under the Plan and the 2007 Plan.

For the nine months period ended September 30, 2009, compensation cost of US$385,331 was charged against income for those options granted to non-employees under the Plan and the 2007 Plan. For the nine months period ended September 30, 2008, compensation cost was US$1,282,503.

Assumptions

The Company assumed a forfeiture ratio of 10% for non-executive employees in arriving at the total compensation expense.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

	Options Granted under the Plan	Options Granted in 2007 Under the 2007 Plan	Options Granted in 2008 Under the 2007 Plan	Options Granted in 2009 Under the 2007 Plan
Average risk-free rate of return	5.22%	4.61%	4.52%	3.26%
Expected term	5.61 Years	5.8 Years	5.75 Years	5.75 Years
Volatility rate	50.13%	46.50%	62.20%	75.7%
Dividend yield	0%	0%	0%	0%

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of China International Bond denominated in U.S. dollars as of the valuation date. The expected life of options represents the period of time the granted options are expected to be outstanding. As the Company had not previously granted options, no historical exercising pattern could be followed in estimating the expected life. Therefore, the expected life was estimated as the average of the contractual term and the vesting period. The Company has not paid dividends in the past nor does it expect to pay dividends in the foreseeable future. Because the Company lacks sufficient trading history, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar businesses.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

Share Option Activity

The following table is a summary of the Company’s share option activity under the Plan (in US$, except shares):

Options under the Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Average Intrinsic Value
Outstanding, January 1, 2008
0.0001 (exercise price)	3,604,078	0.0001	9.58	25,642,655
0.8115 (exercise price)	400,000	0.8115	9.58	2,521,400
2.50 (exercise price)	2,697,887	2.5	9.58	12,450,749
Granted to employee	—	—	—	—
Exercised
0.0001 (exercise price)	2,248,106	0.0001	—	2,742,465
0.8115 (exercise price)	370,832	0.8115	—	151,485
Expired	—	—	—	—
Forfeited/Cancelled
0.0001 (exercise price)	360,696	0.0001	—	—
0.8115 (exercise price)	29,168	0.8115	—	—
2.50 (exercise price)	623,484	2.5	—	—

Outstanding, December 31, 2008
0.0001 (exercise price)	995,276	0.0001	8.58	1,200,813

0.8115 (exercise price)	—	—	—	—

2.50 (exercise price)	2,074,403	2.5	8.58	—

Granted to employee	—	—	—	—
Exercised
0.0001 (exercise price)	228,718	0.0001	—	530,603
0.8115 (exercise price)	—	—	—	—
2.50 (exercise price)	159,632	2.5	—	—
Expired	—	—	—	—
Forfeited/Cancelled
0.0001 (exercise price)	196,900	0.0001	7.83	456,788
0.8115 (exercise price)	—	—	—	—
2.50 (exercise price)	616,348	2.5	7.83	—

Outstanding, September 30, 2009
0.0001 (exercise price)	569,658	0.0001	7.83	1,321,550

0.8115 (exercise price)	—	—	—	—

2.50 (exercise price)	1,298,423	2.5	7.83	—

Exercisable as at September 30, 2009
Options of employee
0.0001 (exercise price)	2,934	0.0001	7.83	6,807

0.8115 (exercise price)	—	0.8115	—	—

2.50 (exercise price)	818,655	2.5	7.83	—

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$2.32 per ordinary share as of September 30, 2009 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on September 30, 2009.

As of September 30, 2009, there was US$ 1,281,433 and US$ 1,421,094 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted to employees and non-employees, respectively, under the Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 1.90 years.

The following table is a summary of the Company’s share option activity under the 2007 Plan (in US$, except shares):

Options Under the 2007 Plan	Number of Options	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)	Intrinsic Value
Outstanding, January 1, 2008
7.0 (exercise price)	2,384,142	7.00	9.83	274,176

Granted
2.975 (exercise price)	360,000	2.975
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited/Cancelled
7.0 (exercise price)	923,322	7.00
2.975 (exercise price)	150,000	2.975

Outstanding, December 31, 2008
7.0 (exercise price)	1,460,820	7.00	8.83	—

2.975 (exercise price)	210,000	2.975	9.5	—

Granted
1.87 (exercise price)	500,000	1.87	9.50	—
1.30 (exercise price)	100,000	1.30	9.83	—
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited/Cancelled
7.0 (exercise price)	398,664	7.00	8.08	—
2.975 (exercise price)	30,000	2.975	8.75	—

Outstanding, September 30, 2009
7.0 (exercise price)	1,062,156	7.00	8.08	—

2.975 (exercise price)	180,000	2.975	8.75	—

1.87 (exercise price)	500,000	1.87	9.50	225,000

1.30 (exercise price)	100,000	1.30	9.83	102,000

Exercisable as at September 30, 2009
7.0 (exercise price)	650,186	7.00	8.08	—

2.975 (exercise price)	180,000	2.975	8.75	—

1.87 (exercise price)	97,222	1.87	9.50	43,750

1.30 (exercise price)	—	1.30	9.83	—

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

As of September 30, 2009, there was US$2,182,735 and US$21,753 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted to employees and non-employees, respectively, under the 2007 Plan. The cost is expected to be recognized using a straight-line method over a weighted-average period of 0.53 years.

14. Other payables and accrued liabilities

The components of accrued expenses and other liabilities are as follows:

	December 31, 2008	September 30, 2009
	US$	US$
Contract deposit	9,572,543	11,668,379
Accrued expense	2,375,379	4,368,071
Deed tax and maintenance fund withheld for customer	1,318,572	1,965,643
Bidding deposit	447,006	725,554
Welfare	1,567,511	1,622,137
Other tax payable	1,712,386	2,303,461
Others	3,120,585	561,446

Total	20,113,982	23,214,691

15. Related-party and employee transactions

(a) Due from related parties

	December 31, 2008	September 30, 2009
	US$	US$
Jiantou Xinyuan	7,073,211	774,523
Others	6,000	—

Total	7,079,211	774,523

Jiantou Xinyuan is co-invested by two third party shareholders and the Group, and the Group holds 45% of total shares of Jiantou Xinyuan (see Note 7).

(b) Due from employees

	December 31, 2008	September 30, 2009
	US$	US$
Advances to employees	36,034	264,950

The balance represents cash advances to employees for traveling expenses and other expenses. The balances bear no interest and have no fixed payment terms.

(c) Others

For the nine months ended September 30, 2008 and 2009, total directors’ remuneration paid amounted to US$134,068 and US$123,333, respectively.

On December 27, 2006, Henan Xinyuan entered into a consulting agreement with another consulting company which is beneficially owned by Yong Cui, one of Henan Xinyuan’s directors, to provide similar finance consulting services to the Group, with an annual fee of US$30,735 starting from April 16, 2007. The agreement will expire on April 15, 2012, and it can be terminated by written consent from both parties. The agreement contains provisions on confidentiality and non-competition.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

16. Equity

(i) As at September 30, 2009 the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (December 31, 2008: 500 million common shares).

(ii) In March 2006, the Company issued 60,000,000 outstanding common shares to the Zhang Family for a consideration of US$6,000.

(iii) In November 2006, the Company issued 15,704,379 common shares for US$0.9551 per share, for total cash proceeds of US$14,552,985, net of issuance cost. These shares were issued to Blue Ridge China (9,422,627 shares) and Equity International (6,281,752 shares).

(iv) In December 2007, the Company offered 20,125,000 American Depositary Shares (“ADSs”), representing 40,250,000 common shares, at US$14 each to the public, raising proceeds of US$262,882,355, net of issuance costs of US$1,878,841. The Company’s ADSs are traded on the New York Stock Exchange.

(v) In December 2007, issued and outstanding Series A redeemable convertible preference shares were converted to 30,805,400 common shares on a one to one basis upon the completion of the Company’s IPO.

(vi) As of September 30, 2009, 370,832 options (December 31, 2008: 370,832 options) had been exercised at US$0.8115 per share under the Plan and 2,476,824 options (December 31, 2008: 2,248,106 options) had been exercised at US$0.0001 per share under the Plan.

17. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	Nine months ended September 30,
	2008	2009
	US$	US$
Numerator:
Net income	53,909,865	17,013,755

Net income attributable to ordinary shareholders—basic	53,909,865	17,013,755

Change in fair value of warrants	(11,296,000)	—

Net income attributable to ordinary shareholders—diluted	42,613,865	17,013,755

Denominator:
Number of shares outstanding, opening	148,398,102	151,017,040
Weighted average number of shares issued	202,999	171,050
Convertible notes	9,597,000	9,597,000
Warrants	20,489	—
Stock options	2,461,727	16,236

Number of shares outstanding—basic	148,601,101	151,188,090

Number of shares outstanding—diluted	160,680,317	160,801,326

Basic earnings per share	0.36	0.11

Diluted earnings per share	0.27	0.11

During the nine months ended September 30, 2008 and 2009, 2,303,948 and 3,995,854 stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive. Further, during the nine months ended September 30, 2009, 5,357,143 FRN Warrants were excluded from the calculation of earnings per share because their effect would be anti-dilutive.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

18. Segment reporting

The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offering, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of the Henan Province, Shandong Province, Jiangsu Province, Sichuan Province and Anhui Province.

Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies”.

The Group’s chief operating decision maker relies upon net sales, gross profit and net income when making decisions about allocating resources and assessing performance of the Group. Net sales for geographic segments are generally based on the location of the project development. Net income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

No single customer accounted for more than 10% of net sales For the nine months ended September 30, 2008 and 2009.

Summary information by operating segment is as follows:

September 30, 2008	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	41,200,635	107,361,924	103,409,870	39,018,437	1,422,266	—	292,413,132
Real estate lease income	128,263	167	—	—	—	—	128,430
Other revenue	362,003	48,268	145,818	26,710	(35,473)	2,722,225	3,269,551

Total revenue	41,690,901	107,410,359	103,555,688	39,045,147	1,386,793	2,722,225	295,811,113

Cost of real estate sales	(29,292,997)	(83,694,288)	(75,734,898)	(27,292,996)	(1,209,236)	—	(217,224,415)
Cost of real estate lease income	(295,662)	(444)	—	—	—	—	(296,106)
Other costs	(191,987)	(2,565)	(1,228)	(4,428)	(443,130)	(1,983,845)	(2,627,183)

Total cost of revenue	(29,780,646)	(83,697,297)	(75,736,126)	(27,297,424)	(1,652,366)	(1,983,845)	(220,147,704)

Gross profit	11,910,255	23,713,062	27,819,562	11,747,723	(265,573)	738,380	75,663,409
Operating expenses	(10,249,997)	(3,493,614)	(7,222,706)	(1,197,331)	(3,261,746)	(11,381,445)	(36,806,839)

Operating income/(loss)	1,660,258	20,219,448	20,596,856	10,550,392	(3,527,319)	(10,643,065)	38,856,570

Interest income	474,846	129,355	361,531	39,400	113,763	1,686,179	2,805,074
Interest expense	—	—	—	—	—	—	—
Exchange gains	5,807,189	—	(73,577)	—	(17,628)	(1,293,488)	4,422,496
Income from change in FV of warrant liability	—	—	—	—	—	16,098,000	16,098,000
Share of income in an entity	10,858,234	—	—	—	—	(371,599)	10,486,635

Income/(loss) before income taxes	18,800,527	20,348,803	20,884,810	10,589,792	(3,431,184)	5,476,027	72,668,775

Income tax (expense)/benefit	(3,741,452)	(5,190,329)	(6,647,141)	(2,600,632)	32,775	(612,131)	(18,758,910)

Net income/(loss) before minority interest	15,059,075	15,158,474	14,237,669	7,989,160	(3,398,409)	4,863,896	53,909,865

Depreciation and amortization	117,084	58,055	118,694	26,589	45,526	1,430,181	1,796,129
Capital expenditure	31,008	1,331,198	5,202,521	1,967	82,729	96,481	6,745,904
Real estate property development completed	232,241	481,784	2,626,950	—	—	—	3,340,975
Real estate property under development (current)	153,630,567	29,596,863	405,328,706	6,374	132,555,204	4,362,342	725,480,056
Real estate property held for lease, net	7,079,895	1,892,485	4,174,434	—	—	—	13,146,814
Total long-lived assets	36,176,478	2,382,746	5,219,315	136,582	466,217	1,143,625	45,524,963
Total assets	271,783,088	110,355,744	206,752,629	47,147,006	94,845,106	283,132,767	1,014,016,340

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

September 30, 2009	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	66,011,903	62,357,839	92,109,505	6,848,258	27,133,930	—	254,461,435
Real estate lease income	210,955	768	—	—	—	—	211,723
Other revenue	124,900	26,797	77,027	31,551	10,481	4,942,474	5,213,230

Total revenue	66,347,758	62,385,404	92,186,532	6,879,809	27,144,411	4,942,474	259,886,388

Cost of real estate sales	(55,073,476)	(53,309,933)	(70,205,813)	(4,288,587)	(22,840,441)	—	(205,718,250)
Cost of real estate lease income	(439,952)	(818)	—	—	—	—	(440,770)
Other costs	(129,072)	(68,192)	(1,796,195)	(154)	(11,659)	(3,708,464)	(5,713,736)

Total cost of revenue	(55,642,500)	(53,378,943)	(72,002,008)	(4,288,741)	(22,852,100)	(3,708,464)	(211,872,756)

Gross profit	10,705,258	9,006,461	20,184,524	2,591,068	4,292,311	1,234,010	48,013,632
Operating expenses	(8,943,516)	(1,781,833)	(4,246,982)	(351,941)	(1,125,851)	(4,630,695)	(21,080,818)

Operating income/(loss)	1,761,742	7,224,628	15,937,542	2,239,127	3,166,460	(3,396,685)	26,932,814

Interest income	686,628	103,044	443,759	10,211	77,253	100,121	1,421,016
Other operating expenses	—	—	—	—	—	(383,244)	(383,244)
Exchange gains	58,195	—	—	—	—	—	58,195
Income from change in FV of warrant liability	—	—	—	—	—	(273,000)	(273,000)
Share of income in an entity	2,540,136	—	—	—	—	(117,303)	2,422,833

Income/(loss) before income taxes	5,046,701	7,327,672	16,381,301	2,249,338	3,243,713	(4,070,111)	30,178,614

Income tax expense	(1,440,696)	(2,428,673)	(6,560,428)	(1,099,024)	(1,065,070)	(570,968)	(13,164,859)

Net income/(loss) before minority interest	3,606,005	4,898,999	9,820,873	1,150,314	2,178,643	(4,641,079)	17,013,755

Depreciation and amortization	768,278	225,508	131,280	18,581	108,433	359,677	1,611,757
Capital expenditure	290,438	—	77,892	—	—		368,330
Real estate property development completed	279,764	46,056	—	—	—	—	325,820
Real estate property under development (current)	53,247,030	11,703,774	267,111,253	1,158,524	56,978,192	—	390,198,773
Real estate property under development (non-current)	47,554,442	—	—	—	58,047,033	—	105,601,475
Real estate property held for lease, net	6,548,858	1,834,552	6,180,662	—	—	—	14,564,072
Total long-lived assets	79,407,707	2,207,269	14,030,409	97,996	58,949,153	2,190,899	156,883,433
Total assets	476,411,811	88,690,014	184,235,990	29,091,231	93,368,216	34,446,391	906,243,653

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

19. Commitments and contingencies

The Group leases certain of its office properties under operating lease arrangements. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Group by entering into these leases.

Commitments

As of September 30, 2009, the Group had lease payments under non-cancellable leases falling due as follows:

Amount
US$
October 1, 2009 to December 31, 2009	390,634
2010	1,008,025
2011	861,640
2012	858,346
2013	248,268
2014 and thereafter	226,373

Total	3,593,286

As of September 30, 2009, the Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
Due within 1 year	283,983,652

Contingencies

The PRC subsidiaries have complied with the requirements of their local authority to accrue for retirement benefit contributions in respect of their employees (See Note 2 (r)). However payment of such accrued amount has not been sought by the regulatory bureau.

As at September 30, 2009, the Group provided guarantees of US$458,957,314 (December 31, 2008: US$383,950,604), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the banks and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the dates of grant of the relevant mortgage loans and ends upon issuance of real estate ownership certificates which will generally be available within six to twelve months after the purchasers take possession of the relevant properties.

The fair value of the guarantees is not significant and the management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

On September 16, 2004, Henan Xinyuan acquired an interest in a land site located in Zhengzhou City of Henan Province from Henan Park Property Co. Ltd. (“Park Property”) for a total purchase price of US$21,636,124. However, Park Property failed to transfer the land use right to Henan Xinyuan before the due date, December 5, 2004. On April 5, 2005, Henan Xinyuan sued Park Property for breach of the land transfer agreement. Pursuant to the final judgment of the court filed on December 12, 2005, Park Property was ordered to transfer the land use right to Henan Xinyuan. Park Property appealed the court decision. As of November 10, 2006, the court turned down the appeal of Park Property and rendered in its final verdict in favor of Henan Xinyuan. The court then enforced the legal transfer of the subject land to Henan Xinyuan, which received the official land certificate in February 2007. However, Henan Xinyuan may be required to settle the relocation and settlement costs of US$5,122,492 due to Park Property’s financial insolvency. No relocation and settlement cost has been paid. Upon adoption of ASC 740-10 on January 1, 2007, the

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED—(Continued)

(All amounts stated in US$, except for number of shares data)

Company increased deferred payable by US$2,667,594 and increased unrecognized tax benefits by the same amount as ASC 740-10 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. The Company also recognized additional unrecognized tax benefits of US$ nil and US$234,131 for the nine months ended September 30, 2008 and 2009. At this time, the Company is unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

20. Concentration of risk

The Group’s operations are conducted in the PRC. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC and by the general state of the PRC economy.

The Group’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Group transacts part of its business in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 17% appreciation of the RMB against the US$ from July 21, 2005 to September 30, 2009.

Additionally, the value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

The Group’s real estate projects are concentrated in Henan province. Any negative events such as a slow down in the economy in Henan province might cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk in this respect is mitigated by the Group by expanding its operations outside of Henan province.

The Group uses various suppliers and sells to a wide range of customers. No single supplier or customer accounted for more than 10% of revenue or project expenditures for the nine months ended September 30, 2009 and 2008.

21 Subsequent events

Pursuant to SFAS 165, as codified in ASC 855, “Subsequent Events”, the Company has reviewed all subsequent events and transactions that occurred through January 25, 2010, which is the date the 6-K was filed with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/S/ THOMAS GURNEE
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: January 25, 2010